Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LUMENTUM HOLDINGS INC.

PROTA MERGER SUB, INC.,

PROTA MERGER, LLC

and

OCLARO, INC.

Dated as of March 11, 2018

i

(Continued)

ii

(Continued)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 11, 2018, by and among Lumentum Holdings Inc., a Delaware corporation (“Parent”), Prota Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Prota Merger, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC”) and Oclaro, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, it is proposed that Merger Sub will merge with and into the Company (the “First Step Merger”), and each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) that is then outstanding will thereupon be cancelled and converted into the right to receive the Merger Consideration, all upon the terms and subject to the conditions set forth herein.

WHEREAS, as soon as practicable following the First Step Merger, and as the second step in a single integrated transaction with the First Step Merger, Parent will cause the Company to merge with and into Merger Sub LLC (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”) in accordance with the applicable provisions of the DGCL and Delaware Law, with Merger Sub LLC as the surviving company.

WHEREAS, for U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

WHEREAS, the Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iv) resolved to recommend that the Company shareholders adopt this Agreement, all upon the terms and subject to the conditions set forth herein.

WHEREAS, the Boards of Directors of Parent (“Parent Board”), Merger Sub and Merger Sub LLC unanimously have (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub, Merger Sub LLC and the Company hereby agree as follows:

ARTICLE I.

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” means any offer or proposal from any Third Party relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (a) any acquisition or purchase by any Third Party, directly or indirectly, of fifteen percent (15%) or more of the outstanding Company Common Stock, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of the voting power of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries on a consolidated basis, including any equity interests in the Company’s Subsidiaries (measured by the fair market value thereof as of the last day of the Company’s most recently completed calendar month); (d) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or (e) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means any day, other than a Saturday, Sunday or any day that is a legal holiday under the Laws of the State of California or Delaware or is a day on which banking institutions located in such States are authorized or required by Applicable Law or other action by a Governmental Entity to close.

“Business Facility” means any real property including the land, improvements, soil, soil gas, indoor air, groundwater, and surface water that is owned, operated, or leased by the Company, its Subsidiaries or any of their predecessors in connection with the operation of their respective business as of the date of this Agreement.

“Cash Equivalent Consideration” means the sum of (1) the Cash Consideration plus (2) the product obtained by multiplying (A) the Exchange Ratio by (B) the Parent Average Closing Price.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2017 that is set forth in the Quarterly Report on Form 10-Q of the Company for the quarterly period ended December 30, 2017 filed with the SEC.

“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock and any other shares of capital stock of the Company.

“Company Compensatory Awards” means Company Options, Company SARs, Company Restricted Stock, and Company RSUs.

“Company IP” means all of the Intellectual Property Rights owned by, purported to be owned by, filed by, or held in the name of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, occurrence, circumstance, change or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the Company Material Adverse Effect, is or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effect resulting from or arising out of any of the following, either alone or in combination, be taken into account (including the impact thereof) when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (a) general economic conditions in the United States or any other country or region in the world, general conditions in the financial markets in the United States or any other country or region in the world or general political conditions in the United States or any other country or region in the world; (b) general conditions in the industries in which the Company or any of its Subsidiaries conduct business; (c) changes in Applicable Laws, Orders or GAAP (or the interpretation thereof); (d) acts of war, terrorism or sabotage in the United States or any other country or region in the world (or any escalation with respect thereto); (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar events in the United States or any other country or region in the world (in the case of each of clauses (a), (b), (c), (d) and (e), provided that such Effects may be taken into account when determining whether a Company Material Adverse Effect has occurred to the extent such Effects have a disproportionate adverse impact on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect); (f) any failure by the Company to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics for any period, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into account unless otherwise excluded by this definition); (g) any decline in the market price or change in the trading volume of, or the suspension of trading in, the Company Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline, change or suspension may be taken into account unless otherwise excluded by this definition); (h) any actions or omissions required of the Company under this Agreement or taken at the request of Parent or any of its Affiliates; (i) any claims, actions or Legal Proceeding arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement, the Merger or any transaction contemplated by this Agreement; or (j) the public announcement, pendency or consummation of this Agreement or the transactions contemplated hereby, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its Affiliates (including any impact on the relationship of the Company or any of the Company’s Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners).

“Company Options” means any options to purchase shares of Company Common Stock (whether granted under any of the Company Stock Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Stock Plans” means the Company’s Fifth Amended and Restated 2001 Long-Term Stock Incentive Plan, Amended and Restated 2004 Stock Incentive Plan, Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Avanex 1998 Stock Plan, as amended and restated, Avanex 1999 Director Option Plan, and any other plan or arrangement under which Company Compensatory Awards have been issued, including any sub-plans for non-U.S. employees and consultants.

“Company Preferred Stock” means shares of the preferred stock, par value $0.01 per share, of the Company.

“Company Products” means any and all products and services developed, manufactured, marketed, sold, licensed, made available, provided or distributed by the Company or its Subsidiaries.

“Company Restricted Stock” means a share of Company Common Stock subject to vesting or other lapse restrictions (whether granted by the Company pursuant to the Company Stock Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company RSU” means any unit or award granted (whether granted by the Company pursuant to the Company Stock Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Company Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by the Company or any Subsidiary of the Company and/or upon the satisfaction or attainment of one or more performance milestones.

“Company SAR” means any stock appreciation right related to Company Common Stock (whether such right will be settled in shares, cash or otherwise), whether granted by the Company pursuant to Company Stock Plans, assumed by the Company in connection with any merger, acquisition or similar transaction, or otherwise issued or granted.

“Compliant” means, with respect to the Required Financial Information, that (a) the Company’s independent auditors shall not have withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information (unless a new unqualified audit opinion has been received in respect thereof from such auditors or another nationally recognized independent registered accounting firm of national standing); (b) in connection with any Debt Financing involving the offering of debt securities, to the extent customary and necessary, the Company’s independent registered public accounting firm has consented to or otherwise authorized the use in the Debt Financing of its audit opinions with respect to any audited financial statements contained in the Required Financial Information audited by such firm; (c) the Company shall not have been informed by its independent auditors that it is required to restate, has not announced an intention to restate, and has not restated any audited or unaudited financial statements contained in the Required Financial Information; provided that if any such restatement occurs, the Required Financial Information shall be deemed to be Compliant if and when such restatement has been completed and the relevant financial statements have been amended; and (d) the financial statements included in the Required Financial Information are compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 or sufficient to permit such a registration statement on Form S-1 to be declared effective by the SEC.

“Continuing Employee” means an employee of the Company or its Subsidiaries who is employed by Parent or any Subsidiary of Parent immediately after the Effective Time.

“Contract” means any written or binding oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense, permit, franchise or other instrument, obligation or binding arrangement or understanding of any kind or character.

“Delaware Law” means the DGCL and any other Applicable Law of the State of Delaware.

“DGCL” means General Corporation Law of the State of Delaware, as amended.

“DOJ” means the United States Department of Justice, or any successor thereto.

“Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, consulting and independent contractor agreements, bonus, stock option, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, holiday, vacation, deferred compensation (including non-qualified plans of deferred compensation), savings, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreements, contracts, policies, payroll practices or arrangements (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, consultant, independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company or any of its Subsidiaries has or is reasonably expected to have any Liability.

“Environmental Law” means any Applicable Law that relates to pollution, protection of human health or safety, the environment, natural resources, or that prohibits, regulates or controls any Hazardous Material or any Hazardous Material Activity, including, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the Occupational Safety and Health Act, the European Union (“EU”) Directive 2012/19/EU on waste electrical and electronic equipment, the EU Directive 2011/65/EU on the restriction on the use of certain hazardous substances in electrical and electronic equipment, the Measures for the Administration of the Restricted Use of the Hazardous Substances Contained in Electrical and Electronic Products and the European Commission Regulation 1907/2006 on the registration, evaluation, authorization and restriction of chemicals, or any successor statutes, rules and regulations thereto.

“Environmental Permit” means any approval, permit, registration, certification, license, clearance or consent required by Environmental Law to be obtained from any Governmental Entity.

“Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio, plus (ii) the quotient obtained by dividing (A) the Cash Consideration by (B) the Parent Average Closing Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ERISA Affiliate” means any Person under common control with the Company or that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Ratio” means 0.0636.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange all or any part of the Debt Financing, including the parties to any joinder agreements with respect to the Debt Commitment Letters or indentures, credit agreements or other definitive agreements entered pursuant to the Debt Financing (but excluding Parent and any of its Subsidiaries), together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“FTC” means the United States Federal Trade Commission, or any successor thereto.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign, including any arbitrator or arbitration panel.

“Hazardous Material” means any material, chemical, emission, substance or waste for which liability or standards of conduct may be imposed or that has been designated by any Environmental Law to be radioactive, toxic, hazardous, a pollutant, or words of similar meaning or import.

“Hazardous Materials Activity” means the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, remediation, release, exposure of others to, sale, labelling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any requirement pursuant to Environmental Law for labeling of Hazardous Materials, payment of waste fees or charges (including so-called e-waste fees), recycling, product take-back, or product content.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Intellectual Property Rights” means all statutory and/or common law rights throughout the world in, arising out of, or associated with any of the following: (i) all United States and foreign patents and utility models, including utility patents and design patents, and all registrations and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, re-examinations, provisionals, continuations and continuations in part thereof, and equivalent or similar rights anywhere in the world in or to inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), ideas, invention disclosures and improvements (collectively, “Patents”); (ii) all trade secrets, know-how, and confidential or proprietary information (collectively, “Trade Secrets”); (iii) all works of authorship, copyrights (registered or otherwise, including in Software), mask works, copyright and mask work registrations and applications and all other rights corresponding thereto throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Copyrights”); (iv) all industrial designs and any registrations and applications therefore; (v) all trade names, trade dress, logos, or other corporate designations, trademarks and service marks, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (collectively, “Trademarks”); (vi) all rights in databases and data collections (including knowledge management databases, customer lists and customer databases); (viii) all rights to Uniform Resource Locators, Web site addresses and Internet domain names and applications and registrations therefore (collectively, “Domain Names”); and (ix) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“International Employee Plan” means any Employee Plan that is maintained in a jurisdiction outside of the United States for the benefit of employees, independent contractors, consultants and/or directors located in such jurisdiction.

“Intervening Event” means a material fact, event, change, development or combination thereof that occurs or exists after the date of this Agreement with respect to the business, operations, financial condition or results of operations of the Company or any of its Subsidiaries (and not relating in any way to (x) an Acquisition Proposal or (y) any fluctuation in the market price or trading volume of the Company Common Stock or Parent Common Stock, in and of itself; it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred) and that was not known (or the consequences of which were not known) to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement.

“IRS” means the United States Internal Revenue Service, or any successor thereto.

“Knowledge of the Company” means the actual knowledge of the individuals identified in Section 1.1(a) of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge of the individuals identified in Section 1.1(a) of the Parent Disclosure Letter.

“Legal Proceeding” means any action, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private), hearing, audit, examination or investigation by or before any Governmental Entity.

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right, community property interest, restriction on the voting of any security, restriction on the transfer of any security or other asset, or restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Marketing Period” means that certain period ending on the date that is one (1) Business Day prior to the date of the Company Shareholder Meeting, provided that (i) Parent has received the Required Financial Information from the Company for a period of fifteen (15) consecutive Business Days after the date of this Agreement and prior to the date that is one (1) Business Day prior to the date of the Company Shareholder Meeting, and (ii) such Required Financial Information remains Compliant during such fifteen (15) consecutive Business Days, and provided, further, that if the conditions (i) and (ii) in the preceding proviso fail to be satisfied, then the Marketing Period shall be the period ending on the first date thereafter during which the two conditions are satisfied.

“Nasdaq” means the Nasdaq Global Select Market.

“Net Option Share” means, with respect to a Cancelled Option, the quotient obtained by dividing (1) the product of (A) the excess, if any, of the Cash Equivalent Consideration over the per share exercise price of such Cancelled Option, multiplied by (B) the number of shares of Company Common Stock subject to such Cancelled Option, by (2) the Cash Equivalent Consideration.

“Object Code” means computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Entity that is binding on or applicable to such Person or its property.

“Parent Average Closing Price” means the average closing sale price for a share of Parent Common Stock, rounded to the nearest one tenth of a cent, as reported on Nasdaq for the ten most recent trading days ending on the third trading day immediately prior to the Effective Time.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2017 that is set forth in the Quarterly Report on Form 10-Q of Parent for the quarterly period ended December 30, 2017 filed with the SEC.

“Parent Common Stock” means shares of common stock, par value $0.001 per share, of Parent.

“Parent Compensatory Awards” means Parent Restricted Stock Units.

“Parent IP” means all of the Intellectual Property Rights owned by, filed by, or held in the name of Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means any Effect that, individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the Parent Material Adverse Effect, is or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effect resulting from or arising out of any of the following, either alone or in combination, be taken into account (including the impact thereof) when determining whether a Parent Material Adverse Effect has occurred or may, would or could occur: (a) general economic conditions in the United States or any other country or region in the world, general conditions in the financial markets in the United States or any other country or region in the world or general political conditions in the United States or any other country or region in the world; (b) general conditions in the industries in which Parent or any of its Subsidiaries conduct business; (c) changes in Applicable Laws, Orders or GAAP (or the interpretation thereof); (d) acts of war, terrorism or sabotage in the United States or any other country or region in the world (or any escalation with respect thereto); (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar events in the United States or any other country or region in the world (in the case of each of clauses (a), (b), (c), (d) and (e), provided that such Effects may be taken into account when determining whether a Parent Material Adverse Effect has occurred to the extent such Effects have a disproportionate adverse impact on business, operations, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries conduct business, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect); (f) any failure by Parent to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics for any period, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into account unless otherwise excluded by this definition); (g) any decline in the market price or change in the trading volume of, or the suspension of trading in, the Parent Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline, change or suspension may be taken into account unless otherwise excluded by this definition); (h) any actions or omissions required of Parent, Merger Sub or Merger Sub LLC under this Agreement or taken at the request of the Company or any of its Affiliates; (j) any claims, actions or Legal Proceeding arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement, the Merger or any transaction contemplated by this Agreement or (k) the public announcement, pendency or consummation of this Agreement or the transactions contemplated hereby, including the identity of, or the effect of any fact or circumstance relating to, the Company or any of its Affiliates (including any impact on the relationship of Parent or any of Parent’s Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners.

“Parent Plans” means the Parent’s 2015 Equity Incentive Plan.

“Parent Preferred Stock” means shares of preferred stock, par value $0.001 per share, of Parent.

“Parent Products” means any and all products and services developed, manufactured, marketed, sold, licensed, made available, provided or distributed by Parent or its Subsidiaries.

“Parent RSUs” means any unit or award granted (whether granted by Parent pursuant to the Parent Stock Plan, assumed by Parent in connection with any merger, acquisition, spin-off, or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Parent Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by Parent or any Subsidiary of Parent and/or upon the satisfaction or attainment of one or more performance milestones.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company Balance Sheet or Parent Balance Sheet, as applicable, (b) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like Liens or other similar Liens arising or incurred in the ordinary course of business for amounts not in default, (c) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, (d) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable real property owned, leased, used or held for use by the Company or any of its Subsidiaries or the Parent or any of the Parent’s Subsidiaries, (e) with respect to Intellectual Property Rights, non-exclusive licenses granted to customers on the Company’s standard forms of agreement in the ordinary course of business and consistent with past practice, (f) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (g) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries, (h) Liens disclosed in the financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports or in the financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports, as applicable, or (i) Liens which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes of which the property is currently being used.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Registered IP” means all United States, international and foreign Intellectual Property Rights that are the subject of an application certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority, including Patents, registered Trademarks, registered Copyrights, and Domain Names.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or Object Code and (ii) computerized databases and compilations.

“Source Code” means computer software and code in human readable form, including related programmer’s comments and annotations, help text, instructions and other code that is stored or otherwise accessible in human readable form.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide, written Acquisition Proposal (except that, for purposes of this definition, each reference in the definition of “Acquisition Transaction” to “15%” or “85%” shall be “50%”) that did not result from a breach of Section 6.1(a) and Section 6.1(b) and that the Company Board has determined in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal as the Company Board determines to be appropriate (including any termination or break-up fees, and expense reimbursement provisions), as well as any counter-offer or proposal made by Parent that is capable of acceptance by the Company pursuant to Section 6.2(c)(i)) (i) would be more favorable, from a financial point of view, to the holders of Company Common Stock in their capacities as such than the transactions contemplated by this Agreement and (ii) is reasonably capable of consummation on a timely basis.

“Tax” means (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group for any period (including any Liability under Treasury Regulation Section 1.1502-6 or any comparable provision of Applicable Law (including any arrangement for group or consortium relief or similar arrangement)) and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any Liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Returns” means all returns, declarations, estimates, reports, statements and other documents filed or required to be filed in respect of any Taxes, including any attachments thereto or amendments thereof.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, as amended.

Section 1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
401(k) Termination Date	Section 6.12(a)
Agreement	Preamble
Alternate Debt Financing	Section 6.16(c)
Anti-Bribery Laws	Section 3.25
Antitrust Termination Date	Section 8.1(d)
Assets	Section 3.21
Assumed Option	Section 6.11(c)(i)
Assumed RSU	Section 6.11(a)
Cancelled Option	Section 6.11(c)(ii)
Capitalization Reference Date	Section 3.4(a)
Cash Consideration	Section 2.7(a)(i)
Certificate of Merger	Section 2.2(a)
Certificates	Section 2.8(a)
Clarification Request	Section 6.1(b)
Closing	Section 2.3(a)

Term	Section Reference
Closing Date	Section 2.3(a)
Collective Bargaining Agreements	Section 3.19(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 6.2(a)
Company Board Recommendation Change	Section 6.2(b)
Company Capitalization Representation	Section 7.2(a)(iii)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Inbound License	Section 3.22(e)
Company IP Agreements	Section 3.22(e)
Company Leased Real Property	Section 3.20(b)
Company Outbound License	Section 3.22(e)
Company Real Property Leases	Section 3.20(b)
Company Registered IP	Section 3.22(a)
Company Related Party	Section 9.5
Company SEC Reports	Section 3.6
Company Securities	Section 3.4(c)
Company Shareholders’ Meeting	Section 6.3
Company Specified Representations	Section 7.2(a)(ii)
Company Termination Fee Amount	Section 8.3(b)(i)
Confidentiality Agreement	Section 6.9
Consent	Section 3.5(b)
Copyrights	Section 1.1
D&O Insurance	Section 6.13(b)
Debt Commitment Letters	Section 4.16(a)
Debt Financing	Section 4.16(a)
Delaware Secretary of State	Section 2.2(a)
Dissenting Shares	Section 2.7(d)(i)
Dollars or $	Section 1.3(d)
Domain Names	Section 1.1
Effect	Section 1.1
Effective Time	Section 2.2(a)
Enforceability Limitations	Section 3.3(a)
EU	Section 1.1
Exchange Agent	Section 2.8(a)
Exchange Fund	Section 2.8(b)
Export and Import Approvals	Section 3.23
Export Controls	Section 3.23
First Step Merger	Recitals
Form S-4	Section 6.4(a)
Fractional Share Cash Amount	Section 2.7(c)
Import Restrictions	Section 3.23
Indemnified Parties	Section 6.13(a)
Interim Surviving Corporation	Section 2.1(a)
Jones Day	Section 6.4(e)
Labor Organization	Section 3.19(a)
Material Contract	Section 3.11(a)
Maximum Annual Premium	Section 6.13(b)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)

Term	Section Reference
Merger Sub	Preamble
Merger Sub LLC	Preamble
New Debt Commitment Letters	Section 6.16(c)
Notice Period	Section 6.2(c)(i)
Option Consideration	Section 6.11(c)(ii)
Parent	Preamble
Parent Board	Recitals
Parent Capitalization Date	Section 4.7(a)
Parent Capitalization Representation	Section 7.3(a)(iii)
Parent Disclosure Letter	Article IV
Parent SEC Reports	Section 4.8(a)
Parent Securities	Section 4.7(c)
Parent Specified Representations	Section 7.3(a)(ii)
Parent Subsidiary Preferred Stock	Section 5.4(b)
Parent Subsidiary Securities	Section 4.2(c)
Parent Termination Fee	Section 8.3(c)
Patents	Section 1.1
Proxy Statement/Prospectus	Section 6.4(a)
Regulation M-A Filing	Section 6.4(d)
Required Financial Information	Section 6.17(a)(iv)
Requisite Shareholder Approval	Section 3.3(c)
Revenue Cap	Section 6.5(e)
SAR Consideration	Section 6.11(d)
Second Step Merger	Recitals
Significant Customer	Section 3.15(a)
Significant Supplier	Section 3.15(b)
Specified Jurisdictions	Section 7.1(b)
Stock Consideration	Section 2.7(a)(i)
Subsidiary Securities	Section 3.2(d)
Surviving Company	Section 2.1(b)
Tail Policy	Section 6.13(b)
Takeover Law	Section 3.29(b)
Tax Incentive	Section 3.16(l)
Termination Date	Section 8.1(d)
Trademarks	Section 1.1
Trade Secrets	Section 1.1
Transition Period	Section 6.12(b)
Triggering Event	Section 8.1(f)(ii)
Uncertificated Shares	Section 2.8(a)
WSGR	Section 6.4(e)

Section 1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) Unless otherwise specifically provided, all references in this Agreement to “Dollars” or “$” means United States Dollars.

(e) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. Article, Section, clause and Schedule references contained in this Agreement are references to Articles, Sections, clauses and Schedules in or to this Agreement, unless otherwise specified.

(f) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.”

(g) Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(h) Whenever any reference is made in this Agreement to the Company having “made available” any document or information, such phrase shall include having made such document or information available on or prior to the date of this Agreement in the electronic data room utilized in connection with the transactions contemplated by this Agreement.

(i) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II.

THE MERGER

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company in the First Step Merger, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving entity. The Company, as the surviving entity of the First Step Merger, is sometimes hereinafter referred to as the “Interim Surviving Corporation.”

(b) As part of a single integrated plan, as soon as practicable following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the Delaware Law, the Interim Surviving Corporation shall be merged with and into Merger Sub LLC in the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall thereupon cease and Merger Sub LLC shall continue as the surviving entity of the Second Step Merger and as a wholly owned Subsidiary of Parent. Merger Sub LLC, as the surviving entity of the Second Step Merger, is referred to herein as the “Surviving Company.”

Section 2.2 The Effective Time of First Step Merger and Second Step Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the First Step Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of Delaware Law (the time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

(b) As soon as practicable after the Effective Time, Parent shall cause the Second Step Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance with the Delaware Secretary of State in accordance with the applicable provisions of Delaware Law and the Second Step Merger shall be effective at the time of such filing and acceptance by the Delaware Secretary of State.

Section 2.3 The Closing.

(a) The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Street, Spear Tower, San Francisco, California, 94105, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions) or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date”.

(b) Notwithstanding Section 2.3(a), if the Marketing Period has not ended at the time when the Closing would otherwise be required to occur pursuant to Section 2.3(a), the Closing will occur on the earlier of (i) a Business Day before or during the Marketing Period specified by Parent on two (2) Business Days’ prior written notice to the Company and (ii) the first Business Day after the expiration of the Marketing Period (subject, in each case, to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions set forth in Section 7.1 and Section 7.2, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), or at such other date and time as Parent and the Company shall mutually agree upon in writing.

Section 2.4 Effect of the First Step Merger and Second Step Merger.

(a) At the Effective Time, the effect of the First Step Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Interim Surviving Corporation.

(b) At the effective time of the Second Step Merger, the effect of the Second Step Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing and subject thereto, at the effective time of the Second Step Merger, all of the property, rights, privileges, powers and franchises of the Interim Surviving Corporation shall vest in Merger Sub LLC as the Surviving Company in the Second Step Merger, and all debts, liabilities and duties of the Interim Surviving Corporation shall become the debts, liabilities and duties of Merger Sub LLC as the Surviving Company in the Second Step Merger.

Section 2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.13, the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware Law and such certificate of incorporation.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.13, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware Law, the certificate of incorporation of the Interim Surviving Corporation and such bylaws.

(c) Surviving Company. Unless otherwise determined by Parent prior to the effective time of the Second Step Merger, the certificate of formation and the limited liability company agreement of Merger Sub LLC as in effect immediately prior to the effective time of the Second Step Merger shall be the certificate of formation and the limited liability company agreement of the Surviving Company in the Second Step Merger until thereafter amended in accordance with the applicable provisions of Delaware Law and such limited liability company agreement; provided, however, that at the effective time of the Second Step Merger, the limited liability company agreement of the Surviving Company shall be amended so that the name of the Surviving Company shall be “Oclaro, LLC”.

Section 2.6 Directors and Officers.

(a) Directors of the Interim Surviving Corporation. At the Effective Time, the initial directors of the Interim Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers of the Interim Surviving Corporation. At the Effective Time, the initial officers of the Interim Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(c) Directors and Officers of the Surviving Company. At the effective time of the Second Step Merger, the initial directors (or comparable positions) and officers of the Surviving Company shall be the directors and officers, respectively of the Interim Surviving Corporation immediately prior to such effective time, each to hold the office in accordance with the limited liability company agreement of the Surviving Company until their respective successors are duly elected or appointed and qualified.

Section 2.7 Effect on Capital Stock.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Common Stock owned by Parent, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company, in each case immediately prior to the Effective Time, and (y) Dissenting Shares) shall be canceled and extinguished and automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”), without interest thereon, (A) $5.60 in cash (as may be adjusted pursuant to Section 2.7(e)) (the “Cash Consideration”) and (B) a number of validly issued, fully paid an nonassessable shares of Parent Common Stock equal to the Exchange Ratio (as may be adjusted pursuant to Section 2.7(e)) (the “Stock Consideration”).

(ii) Owned Company Common Stock. Each share of Company Common Stock owned by Parent, the Company, or any direct or indirect wholly owned Subsidiary of Parent or the Company, in each case immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Interim Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Interim Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Interim Surviving Corporation.

(b) Adjustment to Merger Consideration. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Capital Stock or Parent Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or any similar event, or any record date for any such purpose shall be established, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

(c) Fractional Shares. In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Merger, each holder of shares of Company Common Stock who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Merger (after aggregating all shares represented by the Certificates and Uncertificated Shares of such holder) will be paid an amount in cash (without interest) equal to (i) the fraction of a share (after aggregating all shares represented by the Certificates and Uncertificated Shares of such holder) of Parent Common Stock to which such holder would otherwise be entitled multiplied by (ii) the Parent Average Closing Price (the “Fractional Share Cash Amount”).

(d) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock canceled in accordance with Section 2.7(a)(ii)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into, or represent the right to receive, the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair market value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL); provided that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration in accordance with Section 2.7(a)(i), without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such share in the manner provided in Section 2.8.

(ii) The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to

Delaware Law that relates to such demand, and Parent shall have the opportunity, at Parent’s expense, and right to participate in and direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

(e) Stock Adjustment. If the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger (including all shares of Parent Common Stock which may be issued after the Effective Time pursuant to Company Compensatory Awards) would exceed nineteen and nine tenths percent (19.9%) of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Stock Threshold”), (A) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to the nearest one thousandth) such that the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger (including all shares of Parent Common Stock which may be issued after the Effective Time pursuant to Company Compensatory Awards) does not exceed the Stock Threshold and (B) the Cash Consideration for all purposes under this Agreement will be increased on a per share basis by an amount equal to $68.975 (the closing price of Parent Common Stock on March 9, 2018), multiplied by the difference between the initial Exchange Ratio and the Exchange Ratio as determined in accordance with this Section 2.7(e) (rounded down to the nearest one-hundredth of a cent).

(f) Company Compensatory Awards. At the Effective Time, each Company Compensatory Award then outstanding under any of the Company Stock Plans shall be treated in accordance with the provisions of Section 6.11.

Section 2.8 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s shareholders for the purpose of receiving and holding certificates representing shares of Company Common Stock (the “Certificates”) and uncertificated shares of Company Common Stock (the “Uncertificated Shares”) and shall obtain no rights or interests in the shares of Company Common Stock represented thereby.

(b) Exchange Fund. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article II, (i) evidence of Parent Common Stock issuable pursuant to Section 2.7(a) in book-entry form sufficient to issue the aggregate Stock Consideration, (ii) by transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Cash Consideration and (iii) by transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Fractional Share Cash Amounts (such amount referenced in clauses (ii) and (iii) together with the evidence of book-entry shares of Parent Common Stock, the “Exchange Fund”). In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Cash Consideration and Fractional Share Cash Amounts, Parent shall promptly deposit additional funds with the Exchange Agent in an amount that is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Cash Consideration and Fractional Share cash Amount in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that (A) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and (B) no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Uncertificated Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent upon demand.

(c) Payment Procedures. As promptly as practicable following the Effective Time, Parent and Merger Sub shall instruct the Exchange Agent to mail within three (3) Business Days after the Effective Time to each holder of record (as of immediately prior to the Effective Time) of shares of Company Common Stock (i) a letter of transmittal in customary form and containing customary provisions (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Uncertificated Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or transfer of the Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration (including the Fractional Share Cash Amount) in respect of the shares of Company Common Stock represented by a Certificate or Uncertificated Share, upon (x) surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof), together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (y) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration (including the Fractional Share Cash Amount) payable in respect thereof pursuant to the provisions of this Article II. Parent shall instruct the Exchange Agent to pay such Merger Consideration and Fractional Share Cash Amount within five (5) Business Days following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or “agent’s message”, and the Certificate (or affidavit of loss in lieu thereof) or Uncertificated Share so surrendered shall be forthwith cancelled. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate or Uncertificated Share.

(d) Transfers of Ownership. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.7(a)(i) until such holder shall surrender such share in accordance with this Section 2.8. After the surrender in accordance with this Section 2.8 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 2.7(a)(i), Parent shall cause the holder thereof to be paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Tax laws. To the extent that such amounts are so deducted or withheld, such amounts (i) shall be remitted by Parent, Merger Sub, the Surviving Company or the Exchange Agent, as the case may be, to the applicable Governmental Entity and (ii) shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Uncertificated Shares for one year after the Effective Time shall be delivered to Parent upon Parent’s demand, and any holder of Certificates or Uncertificated Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration.

(h) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Company or any other party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official if required by any abandoned property, escheat or similar Applicable Law. Any other provision of this Agreement notwithstanding, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Uncertificated Shares immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

Section 2.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any shares of Company Common Stock (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (including the Fractional Share Cash Amount) payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company, Parent or the Exchange Agent for any reason, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article II.

Section 2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7; provided, however, as a condition precedent to the payment of such Merger Consideration, if required by Parent or the Exchange Agent, the Exchange Agent may require the owners of such lost, stolen or destroyed Certificates to furnish a bond in form satisfactory to the Exchange Agent and as indemnity against any claim that may be made against Parent, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed. The value of the bond of indemnity shall be reasonably calculated by the Exchange Agent, based on the value of lost, stolen or destroyed Certificates.

Section 2.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company shall take all such lawful and necessary action on behalf of the Company and Merger Sub.

Section 2.12 Tax Treatment. The Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto intend the First Step Merger and the Second Step Merger to constitute integrated steps in a single “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this

Agreement. Except as specifically set forth in this Agreement or as otherwise required by Applicable Law, no party hereto shall take any action that would cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except, with respect to any Section of this Article III, as set forth in the section of the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) that relates to such Section or in another section of the Company Disclosure Letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such Section, and except as disclosed in the Annual Report 10-K of the Company for the fiscal year ended July 1, 2017, the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2017, the Quarterly Report on Form 10-Q of Company for the quarterly period ended December 30, 2017, the Current Report on Form 8-K of Company filed on February 12, 2018, the Current Report on Form 8-K of Company filed on February 6, 2018, the Current Report on Form 8-K of Company filed on February 5 2018, the Current Report on Form 8-K of Company filed on November 17, 2017, the Current Report on Form 8-K of the Company filed on November 1, 2017 and the Schedule 14A of the Company for the annual stockholders’ meeting held on November 17, 2017 and prior to the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports, other disclosures that are similarly non-specific or are predictive or forward-looking in nature (and excluding any exhibits incorporated by reference in such reports), in each case, other than any specific factual information contained therein), the Company hereby represents and warrants to Parent, Merger Sub and Merger Sub LLC as follows:

Section 3.1 Organization and Standing. The Company (i) is a corporation duly organized, validly existing and in good standing under Delaware Law, (ii) has the requisite corporate power and authority to carry on its business as it is presently being conducted and to own, lease or operate its respective material properties and material assets and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except in the case of the foregoing clause (iii) where the failure of the Company to be so qualified or to be in good standing as a foreign corporation would not reasonably be expected to be, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of its certificate of incorporation and bylaws, as amended to date. The Company is not in violation of its certificate of incorporation or bylaws. The Company has delivered or made available to Parent complete and correct copies of the minutes of all meetings of the shareholders, the Company Board and each committee of the Company Board held since January 1, 2015 until the date hereof, other than any such minutes relating to this Agreement or the transactions contemplated hereby, any alternatives to this Merger considered by the Company Board or containing competitively sensitive information and minutes portions of which have been redacted.

Section 3.2 Subsidiaries.

(a) As of the date hereof, Section 3.2(a) of the Company Disclosure Letter sets forth a complete and accurate list of the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction; (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interest and the record holders and beneficial owners thereof. Except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in any Person (other than passive equity or debt securities that constitute cash, cash equivalents or debt investments with a maturity date of less than 365 days purchased in connection with the Company’s cash management programs).

(b) Each of the Company’s Subsidiaries (i) is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), (ii) has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets and (iii) is in compliance with its respective certificate of incorporation, bylaws or other applicable constituent documents, except for any deviation from any of the foregoing clauses (i), (ii) or (iii) that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for any deviations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of each of the Company’s Subsidiaries.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) as of the date hereof, are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens or restrictions on transfer imposed by Applicable Law) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d) As of the date hereof, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, stock appreciation rights, warrants, restricted stock units, subscriptions, convertible securities, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. As of the date hereof, there are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. As of the date hereof, there are no outstanding contractual obligations of the Company or its Subsidiaries to make any material investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.3 Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Shareholder Approval, to consummate the transactions contemplated hereby and to perform its obligations hereunder. Assuming that the representations of Parent, Merger Sub and Merger Sub LLC set forth in Section 4.15 are accurate, and other than as set forth in Section 3.5(b), the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger), other than in the case of the Merger obtaining the Requisite Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and Merger Sub LLC, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) At a meeting duly called and held prior to the execution of this Agreement, the Company Board unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iv) directed that the adoption of this Agreement be submitted to a vote of the shareholders of the Company at the Company Shareholder Meeting and (v) subject to Section 6.2, resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement in accordance with the applicable provisions of Delaware Law.

(c) Assuming that the representations of Parent, Merger Sub and Merger Sub LLC set forth in Section 4.17 are accurate, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock voting to adopt this Agreement (the “Requisite Shareholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock necessary (under Applicable Law or the Company’s certificate of incorporation or bylaws) to consummate the Merger and the other transactions contemplated by this Agreement.

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 275,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of Company Preferred Stock. As of the close of business on March 9, 2018 (the “Capitalization Reference Date”), (A) 169,931,835 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding or held by the Company as treasury shares and (C) no shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock were validly issued, fully paid, nonassessable and free of any preemptive rights. Since the Capitalization Reference Date through (and including) the date of this Agreement, the Company has not issued any shares of Company Capital Stock other than pursuant to Company Restricted Stock Units or the exercise of Company Options or Company Stock Appreciation Rights or pursuant to any 401(k) plans maintained by the Company or any of its Subsidiaries, other than as would not have constituted a violation of Section 5.2 had this Agreement been in effect.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth, as of the Capitalization Reference Date, (i) the aggregate number of shares of Company Common Stock that are subject to Company Options, (ii) the aggregate number of shares of Company Common Stock that are subject to Company SARs, (iii) the aggregate number of shares of Company Restricted Stock and (iv) the aggregate number of shares of Company Common Stock that are subject to Company RSUs (assuming maximum levels of achievement). Since the Capitalization Reference Date through (and including) the date of this Agreement, the Company has not granted any Company Compensatory Awards, other than as would not have constituted a violation of Section 5.2 had this Agreement been in effect. As of the Capitalization Reference Date, 10,421,011 shares of Company Common Stock were reserved for future issuance pursuant to stock awards not yet granted under the Company Stock Plans. All Company Compensatory Awards have been, in all material respects, validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in accordance with all Applicable Law, and the Company Stock Plans and all Company Compensatory Awards have been, in all material respects, properly accounted for in accordance with GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the SEC Reports.

(c) Except as set forth in this Section 3.4 and except for changes resulting from the exercise, settlement or vesting of Company Compensatory Awards in accordance with their respective terms, in each case issued on or after the Capitalization Reference Date as permitted under this Agreement and Company Securities granted or issued in compliance with Section 5.2, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. Except as set forth in this Section 3.4, there are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(d) Other than the Company’s certificate of incorporation, the Company’s bylaws and this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

Section 3.5 Non-contravention; Required Consents.

(a) Assuming the Requisite Shareholder Approval is obtained, the execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws or other constituent documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Letter, result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any additional payment or other material Liability under, any Material Contract, (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Applicable Law or Order or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, breaches, conflicts, defaults, terminations, losses, payments, Liabilities, accelerations or Liens which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would prevent the consummation of the Merger.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (ii) such filings and approvals as may be required by Nasdaq or any federal or state securities or Takeover Laws, including compliance with any applicable requirements of the Securities Act or the Exchange Act (including the filing with the SEC of the Proxy Statement/Prospectus and the filing of the Form S-4 and the declaration of effectiveness of the Form S-4), (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws, (iv) the Requisite Shareholder Approval, (v) the approvals set forth in

Section 3.5(b) of the Company Disclosure Letter and (vi) such other Consents, the failure of which to obtain, which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and would not reasonably have, individually or in the aggregate, a Company Material Adverse Effect or would prevent the consummation of the Merger.

Section 3.6 SEC Reports.

(a) Since January 1, 2015, the Company has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law at or prior to the time so required (all such forms, reports, schedules, statements and documents, together with any other forms, reports, schedules, statements or other documents filed or furnished (as applicable) by the Company with the SEC after January 1, 2015 and at or prior to the Effective Time that are not required to be so filed or furnished, the “Company SEC Reports”).

(b) Each Company SEC Report complied, or will comply, as the case may be, as of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseded filing), as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Company SEC Report was, or will be, filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not, or will not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Reports or any registration statement filed by the Company with the SEC and (ii) no Company SEC Report nor any registration statement filed by the Company with the SEC is, to the Knowledge of the Company, the subject of ongoing SEC review.

(e) No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(f) Since January 1, 2015, no executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. Since January 1, 2015, neither the Company nor any of its executive officers has received any written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 3.7 Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended July 1, 2017, and based on such evaluation management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors and made available to Parent a description of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(f) Since January 1, 2015, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2015, no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(g) Since January 1, 2015, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Since January 1, 2015, neither the Company nor, to the Knowledge of the Company, any Subsidiary, director, officer, employee, contractor, subcontractor or agent of the Company or any Subsidiary of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 3.8 Proxy Statement/Prospectus. The information supplied or to be supplied by the Company or its officers, directors, Representatives, affiliates, agents or employees in writing for inclusion in the Proxy Statement/Prospectus, when filed with the SEC and at the time the Form S-4 is declared effective by the SEC, on the date first mailed to shareholders of the Company and at the time of the Company Shareholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent, Merger Sub or Merger Sub LLC or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

Section 3.9 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet (or disclosed in the notes thereto), (b) Liabilities under this Agreement or in connection with the transactions contemplated hereby, including the Merger, or otherwise disclosed in the Company Disclosure Letter, (c) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), (d) executory obligations under any Contract, other than any such obligations that arose as a result of an existing breach or default (with or without notice or lapse of time or both) thereunder, (e) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet and (f) Liabilities that would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

Section 3.10 Absence of Certain Changes.

(a) Except for actions expressly contemplated by this Agreement, since the date of the Company Balance Sheet through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice and (ii) the Company has not taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Sections 5.2(d), (e), (f), (l), (m) or (t), solely if related to any of the prior subsections; provided, however, that within thirty (30) Business Days of this Agreement, the Company shall make available to Parent a list of any items that would constitute a breach of Section 5.2(g) and (k) if taken after the date of this Agreement;

(b) Since the date of the Company Balance Sheet, there has not been or occurred any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Owned Real Property or Assets that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) Since the date of the Company Balance Sheet through the date of this Agreement, there has not been or occurred or there does not exist any Company Material Adverse Effect.

Section 3.11 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” means each of the following Contracts in existence as of the date of this Agreement to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, excluding any purchase order issued in the ordinary course of business and any Employee Plan:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC;

(ii) any Contract with any employee, non-employee director, individual consultant or independent contractor that is not immediately terminable by the Company or any of its Subsidiaries upon notice of thirty (30) days or less and without cost or Liabilities, including any Contract requiring the Company to make a payment to any employee or non-employee director on account of the transactions contemplated by this Agreement (including the Merger) or any Contract that is entered into in connection with this Agreement;

(iii) any Collective Bargaining Agreement or other similar Contract with a Labor Organization;

(iv) any Contract with any Significant Customer (only for the top five (5) such Significant Customers) or any Significant Supplier (only for the top five (5) such Significant Suppliers), other than non-disclosure agreements or purchase orders issued by such Significant Customers or to such Significant Suppliers in the ordinary course of business consistent with past practices;

(v) any Contract providing for material indemnification or any material guaranty (in each case, under which the Company has continuing obligations as of the date hereof), other than any guaranty by the Company of any of its Subsidiary’s obligations or any Contract providing for indemnification in the ordinary course of business;

(vi) any Contract that is material to the Company and its Subsidiaries, taken as a whole, containing any covenant, commitment or other obligation (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, or to make use of any Intellectual Property Rights, (B) granting any exclusive rights to any third party, (C) containing a “most favored nation” or similar provision, (D) including any “take or pay” or “requirements” obligation, (E) prohibiting the Company or any of its Subsidiaries (or, after the Effective Time, Parent) from engaging in business with any Person or levying a fine, charge or other payment for doing so (other than any prohibition pertaining to the non-solicitation of employees) or (F) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, in each case other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries and upon notice of thirty (30) days or less;

(vii) any Contract (A) relating to the license, disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business, (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries or (C) relating to the formation, control or operation of any joint venture;

(viii) any Company IP Agreements;

(ix) any Contract containing an obligation (contingent or otherwise) to provide source code for any Company Product to any third party, including to put such source code in escrow with a third party;

(x) any Contract (A) containing any material financial penalty for the failure by the Company or any of its Subsidiaries to comply with any support or maintenance obligation except for such Contracts on the Company’s standard form of customer agreement or (B) containing any obligation to provide material support or maintenance for the Company Products during any period that is after five (5) years from the date hereof, in each case other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries and upon notice of thirty (30) days or less;

(xi) any Contract for the acquisition or disposition of any business containing any continuing (A) profit sharing arrangements or “earn-out” arrangements or (B) indemnification or similar contingent payment obligations;

(xii) any joint venture or development agreements, or any outsourcing Contracts (including Contracts to assemble, manufacture and package any Company Product) that is material to the Company and its Subsidiaries, taken as a whole;

(xiii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money by, or extension of credit to, the Company or any of its Subsidiaries, other than (A) accounts receivables and payables in the ordinary course of business consistent with past practice, (B) loans among the Company and any of its direct or indirect wholly-owned Subsidiaries, (C) extended payment terms for customers in the ordinary course of business, (D) prepayment of Taxes and (E) capital leases less than $5,000,000;

(xiv) any mortgage, lease, loan or other material Contract relating to any sale leaseback transaction of any real property previously owned by the Company or any of its Subsidiaries;

(xv) any Company Real Property Lease;

(xvi) any Contract entered into since January 1, 2017 to settle a Legal Proceeding other than (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the ordinary course of business or (B) settlement agreements for cash only (which has been paid) and does not exceed $500,000 as to such settlement; and

(xvii) any material Contract with any Governmental Entity.

(b) Section 3.11(b) of the Company Disclosure Letter contains a list that is complete and accurate as of the date hereof of all Material Contracts (other than Material Contracts that are Employee Plans) to which the Company or any of its Subsidiaries is a party or which bind or effect their respective properties or assets, and identifies each subsection of Section 3.11(a) that describes such Material Contract. The Company has delivered or made available to Parent complete and correct copies of each such Material Contract, except to the extent readily available to Parent from the SEC.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) subject to the Enforceability Limitations and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract prior to its stated expiration date, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.12 Compliance with Law. The Company and each of its Subsidiaries are and since January 1, 2015 have been in compliance with all Applicable Laws and Orders, except as would not reasonably be expected to material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2015, neither the Company nor any of its Subsidiaries (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to the Company or any of its Subsidiaries, (b) has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order nor (c) has provided any written notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 3.12 remains outstanding or unresolved as of the date of this Agreement, except in each case as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.13 Permits. The Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance with the terms of all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to occupy and operate each Real Property and to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that, individually or in the aggregate, are not and would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the ability of the Company to consummate the transaction contemplated by this Agreement in accordance with the terms hereof and Applicable Law. Since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding (a) any violation by the Company or any of its Subsidiaries of any Permits or the failure to have any required Permits, or (b) any revocation, cancellation or termination of any Permits held by the Company or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement, except in each case as, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the ability of the Company to consummate the transaction contemplated by this Agreement in accordance with the terms hereof and Applicable Law.

Section 3.14 Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or against any current or former director or officer of the Company or any of its Subsidiaries (in their capacity as such) whether or not naming the Company or any of its Subsidiaries, or by the Company or any of its Subsidiaries against any third party that (i) involves an amount in controversy in excess of $500,000 or (ii) seeks injunctive relief that, if granted, would be material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or that would materially delay or materially impair the ability of the Company to consummate the transaction contemplated by this Agreement in accordance with the terms hereof and Applicable Law.

Section 3.15 Customers and Suppliers.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning any Company Products with any customer who in any of the three fiscal years ended June 30, 2017 was one of the ten (10) largest customers of Company Products based on amounts paid or payable to the Company or its Subsidiaries by such customers (each, a “Significant Customer”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written or bona fide oral notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company or any of its Subsidiaries or that such Significant Customer intends to terminate or materially modify any existing Contracts with the Company or any of its Subsidiaries.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any supplier who in any of the three fiscal years ended June 30, 2017 was one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries, in each case, based on amounts paid or payable by the Company and its Subsidiaries to such supplier (each, a “Significant Supplier”). Except as would not reasonably be expected to have a material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written or bona fide oral notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company or any of its Subsidiaries or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries.

Section 3.16 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely filed (taking into account all applicable extensions) all material income, franchise and other U.S. federal, state, local and non-U.S. Tax Returns required to be filed relating to any and all Taxes concerning or attributable to the Company, any of its Subsidiaries or their respective operations, and such Tax Returns in all material respects are true and correct and have been completed in accordance with Applicable Law.

(b) Each of the Company and its Subsidiaries has (i) timely paid all material Taxes it is required to pay (whether or not shown on a Tax Return), and (ii) timely paid or withheld (and timely paid over any withheld amounts to the appropriate Taxing authority) all material federal and state income Taxes, Federal Insurance Contribution Act and Federal Unemployment Tax Act amounts, and other Taxes (including all Taxes required to be reported and withheld on any U.S or non-U.S. Company Compensatory Awards) required to be paid or withheld.

(c) Neither the Company nor any of its Subsidiaries had any Liabilities for material unpaid Taxes as of the date of the Company Balance Sheet that had not been accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business consistent with past practice.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax.

(e) No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination. No material adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Entity. No written claim has ever been made by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(f) There are (and immediately following the Effective Time there will be) no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries has (i) in the six calendar years prior to the date of this Agreement ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) other than an agreement that is not principally regarding Taxes, ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its Subsidiaries owe any amount under any such agreement, (iii) any Liability for the Taxes of any person other than the Company and its Subsidiaries under Treas. Reg. § 1.1502-6 (or any similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise (other than pursuant to commercial Contracts with customary terms entered into in the ordinary course of business the principal purposes of which is unrelated to Taxes) or (iv) been a party to any joint venture, partnership (other than intragroup partnerships) or other agreement that could be treated as a partnership for Tax purposes.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material income or gain or exclude any material deduction or loss from Taxable income for any period or portion thereof after the Effective Time as a result of any (i) change in method of accounting made prior to the Effective Time, (ii) closing agreement under Section 7121 of the Code entered into prior to the Effective Time (or under any similar provision of Applicable Law), (iii) deferred intercompany gain or excess loss account under Section 1502 of the Code attributable to transactions occurring prior to the Effective Time (or under any similar provision of Applicable Law), (iv) installment sale or open transaction disposition made prior to the Effective Time, to the extent not reflected in the Company Balance Sheet, (v) prepaid amount received outside the ordinary course of business prior to the Effective Time, (vi) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto, or (vii) election made under Section 108(i) of the Code (or under any similar provision of Applicable Law) prior to the Effective Time.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the two calendar years prior to the date of this Agreement.

(j) Neither the Company nor any of its Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(k) The Company is not, and has not been at any time, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(l) The Company and each of its Subsidiaries is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”) and to the Knowledge of the Company, the Merger will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive. Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.

(m) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws and regulations, including, where applicable, the execution and maintenance of contemporaneous documentation substantiating its transfer pricing practices and methodology. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing Applicable Laws, including Treasury Regulations promulgated under Section 482 of the Code.

(n) The Company has made available to Parent or its legal counsel or accountants copies of all income, franchise and other material Tax Returns and all ASC 740-10 work papers of the Company and each of its Subsidiaries for all periods from and including January 1, 2016.

(o) To the Knowledge of the Company, except as expressly contemplated by this Agreement, there exists no facts, and neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.17 Environmental Matters.

(a) The Company and its Subsidiaries and since January 1, 2015 have been are in compliance in all material respects with all applicable Environmental Laws.

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in a Liability that is material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries hold and maintain all of the Environmental Permits necessary for the continued conduct of the operations of the Company or any Subsidiary as such activities are currently being conducted; (ii) all such Environmental Permits are valid and in full force and effect; and (iii) the Company and its Subsidiaries are in compliance in all respects with all covenants and conditions of all such Environmental Permits.

(c) Except as would not reasonably be expected to result, individually or in the aggregate, in a Liability that is material to the Company and its Subsidiaries, taken as a whole, (i) no Legal Proceeding is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Environmental Law, Environmental Permit, or any Hazardous Materials Activity of the Company or any Subsidiary and neither the Company nor any Subsidiary has received any written information request from any Governmental Entity pursuant to

Environmental Law, and (ii) neither the Company nor any of its Subsidiaries has engaged in any Hazardous Materials Activity that is reasonably likely to result in a Legal Proceeding under Environmental Law or a requirement for investigation or remedial action under applicable Environmental Law.

(d) Except as would not reasonably be expected to result, individually or in the aggregate, in a Liability that is material to the Company and its Subsidiaries, taken as a whole, (i) no Hazardous Materials are present on any Business Facility currently owned, operated, or leased by the Company or any Subsidiary or were present on any other Business Facility at the time it ceased to be owned, operated, or leased by the Company, any Subsidiary, or, to the Knowledge of the Company, any of their predecessors, (ii) there are no underground storage tanks, asbestos which is friable or likely to become friable or polychlorinated biphenyls present on any Business Facility currently owned, operated, or leased by the Company or any of its Subsidiaries and (iii) no lien imposed pursuant to Environmental Law is present on any Owned Real Property.

(e) Except as would not reasonably be expected to result, individually or in the aggregate, in a Liability that is material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising under Environmental Laws.

(f) The Company has delivered or made available to Parent all material environmental, health and safety records in the Company’s and its Subsidiaries’ possession concerning the Hazardous Materials Activities of the Company and its Subsidiaries, including all notices of non-compliance or violation of Environmental Laws and all Environmental Permits, environmental audits and environmental assessments of any Business Facility.

Section 3.18 Employee Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Employee Plans as of the date of this Agreement. With respect to each Employee Plan, to the extent applicable, the Company has made or will make available to Parent no later than thirty (30) Business Days following the date of this Agreement complete and accurate copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions, if any, including any amendments or statements of material modifications thereto, or a written description of the terms of any Employee Plan that is not in writing; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (v) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Entity since January 1, 2015, relating to any compliance issues in respect of any such Employee Plan; (vi) with respect to each International Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan, if any, and (B) any document comparable to the determination letter referenced under clause (ii) above issued by a Governmental Entity, if any; and (vii) all other material Contracts directly relating to each Employee Plan, including administrative service agreements.

(b) Each Employee Plan has been maintained, operated and administered in compliance with its terms and with all Applicable Law, including the applicable provisions of ERISA and the Code, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on an unrevoked favorable prototype opinion letter or has received a favorable determination letter from the IRS with respect to such Employee Plan’s tax-qualified status under the Code and, to the Knowledge of the Company, nothing has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to affect the qualified status of any such Employee Plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for. Except as required by Applicable Law or the terms of an Employee Plan, neither the Company nor any of its Subsidiaries has any plan or commitment to establish any new material Employee Plan in the United States or amend in any material respect an existing Employee Plan in the United States.

(e) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans involving an amount in controversy in excess of $500,000, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code.

(g) Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates has in the six (6) years prior to the date hereof maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(h) Except as required by Applicable Law, no Employee Plan in the United States provides post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.

(i) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been maintained, operated and administered in compliance in all material respects with the applicable requirements of Section 409A of the Code.

(j) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former service provider for excise taxes which may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A of the Code.

Section 3.19 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any material Contract or arrangement between or applying to, one or more employees or other service providers in the United States and a union, trade union, works council, group of employees or any other employee representative body or labor-relations organization or entity (“Labor Organization”), for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). To the Knowledge of the Company, there are no pending, threatened or reasonably anticipated material activities or proceedings anticipated by any Labor Organization to organize any such employees or other service providers. There are no lockouts, strikes, slowdowns, work stoppages or, to the Knowledge of the Company, threats thereof by or with respect to any employees or other service providers of the Company or any of its Subsidiaries nor have there been any such lockouts, strikes, slowdowns or work stoppages or threats thereof with respect to any employees or other service providers of the Company or any of its Subsidiaries, except in each case as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of their respective businesses of the Company or any of its Subsidiaries, and, there is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or to the Knowledge of the Company threatened.

(b) The Company and its Subsidiaries have complied in all material respects with all Applicable Laws and Orders relating to employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and as exempt or non-exempt for overtime purposes), leased and seconded employees, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, other than instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any material conciliation agreement, settlement agreement, consent decree or other employment-related agreement or order with any Governmental Entity.

(c) Except as would not reasonably be expected to be material to the Company, each of the Company and its Subsidiaries is in compliance in all material respects with WARN or any related state laws.

Section 3.20 Real Property.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any real property. Since January 1, 2010, neither the Company nor any of its Subsidiaries has owned any real property except as set forth on Section 3.20(a) of the Company Disclosure Letter.

(b) Either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, except as would not reasonably expected to be material to the Company and its Subsidiaries, taken as a whole. Each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto (except in each case as enforcement may be subject to the Enforceability Limitations), and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect and (b) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the Knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease, and (c) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease, except as would not reasonably expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy a Company Leased Real Property. Neither the Company nor any of its Subsidiaries has since January 1, 2017 received written notice of the existence of any outstanding Order or of any pending proceeding, and, to the Knowledge of the Company, there is no such Order or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any the Company or its Subsidiaries of the Company Owned Real Property or the Company Leased Real Property, except as would not reasonably expected to be material to the Company and its Subsidiaries, taken as a whole. Each Company Leased Real Property and all of its material operating systems are in good operating condition and repair and free from material structural, physical, mechanical, electrical, plumbing, roof or other defects, and is suitable for the conduct of the business of the Company and its Subsidiaries, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21 Assets; Personal Property. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are in good operating condition and repair in all material respects (ordinary wear and tear and ongoing maintenance excepted), except as would not be material to the Company or its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract, all of the properties and assets owned or leased by them, in each case, free and clear of all Liens other than Permitted Liens.

Section 3.22 Intellectual Property.

(a) Section 3.22(a) of the Company Disclosure Letter contains a complete and accurate list as of the date of this Agreement of all Registered IP that constitutes Company IP (“Company Registered IP”) and material unregistered Trademarks. Section 3.22(a) of the Company Disclosure Letter identified, for each item of Company Registered IP, as applicable, (i) the name of the current owner, (ii) the jurisdiction where the application/registration is located, (iii) the application or registration number, (iv) the filing date, and issuance/registration/grant date, and (v) the prosecution status thereof.

(b) To the Knowledge of the Company, the Company Registered IP is valid, sustaining and enforceable.

(c) To the Knowledge of the Company, with respect to each item of Company Registered IP, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed, in each case to or with the relevant patent, copyright, trademark, domain registrars or other authorities in the United States or foreign jurisdictions, as may be required for the purposes of registering and/or maintaining such Company Registered IP. To the Knowledge of the Company, there are no materials, facts or circumstances, including any information, materials, facts or circumstances that would render any Company Registered IP invalid or unenforceable, or would materially affect any pending application for any Company Registered IP. The Company has not claimed “small entity” status, or misrepresented, or knowingly failed to disclose, any facts or circumstances in any application or proceedings for any Company Registered IP that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any Company Registered IP.

(d) In each case in which the Company or any of its Subsidiaries have acquired ownership of any Company Registered IP, the Company or one of its Subsidiaries has recorded each such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with Applicable Laws.

(e) Section 3.22(e) of the Company Disclosure Letter contains a complete and accurate list of all Contracts (i) under which any third party has granted the Company or any of its Subsidiaries any license, non-assert, covenant not to sue, or other immunity from or under any Intellectual Property Rights, the loss of which would have a material adverse impact on the operation of the Company’s and its Subsidiaries’ business (each, an “Company Inbound License”) or (ii) under which the Company or any of its Subsidiaries has granted any third party a license under any Company IP, other than non-exclusive licenses granted incidental to the purchase of Company Products in the ordinary course and consistent with past practice (each, an “Company Outbound License”, and together with the Company Inbound Licenses, the “Company IP Agreements”). The Company has made available to Parent complete and correct copies of each such Company IP Agreement.

(f) To the Knowledge of the Company, neither the operation of the business of the Company nor the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Company Products by Company or its Subsidiaries (i) infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, (ii) violates any right of any Person (including the right to privacy or publicity) or (iii) constitutes unfair competition or trade practices under the laws of any jurisdiction (nor to the Knowledge of the Company is there any reasonable basis therefor).

(g) The Company or its Subsidiaries exclusively own all right, title and interest in the Company IP, free and clear of all Liens other than Permitted Liens. All Company IP is fully transferable, alienable or licensable without restriction and without payment of any kind to any other Person. The Company and its Subsidiaries have and, following the Closing, Surviving Company will have, the exclusive right to bring actions against any Person that is infringing any Company IP and to retain for themselves any damages recovered in any such action.

(h) The Company and each of its Subsidiaries have taken reasonable steps to protect the confidentiality of the Trade Secrets that comprise any part of the Company IP, and to the Knowledge of the Company, there is no unauthorized use, disclosure or misappropriation of any such Trade Secrets by any Person. To the Knowledge of the Company, all use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or such use and disclosure by the Company or any of its Subsidiaries was otherwise lawful. Without limiting the foregoing, the Company and its Subsidiaries have a policy requiring employees, consultants and contractors to execute a confidentiality and assignment agreement substantially in the Company’s standard form previously provided to Parent which (i) assigns to the Company or one of its Subsidiaries all right, title and interest in any Intellectual Property Rights created by such persons within the scope of their involvement with the Company or applicable Subsidiary and (ii) provides reasonable protection for Trade Secrets of the Company and its Subsidiaries. All current or former employees, consultants and contractors of the Company or any Subsidiary that have created any material Company IP have executed such agreements.

(i) To the Knowledge of the Company, no Person is infringing upon or otherwise violating any Company IP. Neither the Company nor any of its Subsidiaries have, in the three years prior to the date hereof, asserted or threatened any claim against any Person alleging that such Person is infringing or misappropriating any Company IP.

(j) There is no and has not been in the prior six (6) years any Legal Proceeding brought by a third party against the Company or any of its Subsidiaries (or to the Knowledge of the Company against another Person who has sought indemnification from the Company or any of its Subsidiaries in connection with such Legal Proceeding) with respect to (i) any alleged infringement or other violation by the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company’s or any of its Subsidiaries’ business of the Intellectual Property Rights of such third party or (ii) any challenge to the validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any Company IP. The Company and its Subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use, transfer or licensing of any Company IP or other Intellectual Property Rights.

(k) To the Knowledge of the Company, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will not result in any of the following events that, but for the consummation of the transactions contemplated hereby, would not have occurred: (i) the Company or its Subsidiaries granting to any third party any rights or licenses to any Company IP, (ii) the vesting of any right of termination or cancellation of the counterparty under any Company IP Agreement, (iii) any payment of fees, penalties or royalties under any Company IP Agreement that would not have been payable absent this Agreement and the consummation of the transactions contemplated hereby, (iv) a change in the scope or nature of any Intellectual Property Rights granted to, or by, the Company or its Subsidiaries that is, in either case, material to the operation of the Company’s and its Subsidiaries’ business, or (v) the imposition of any Lien on any Company IP. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will not result in (except pursuant to Contracts to which Parent or any of its Subsidiaries or Affiliates are a party) Parent or any of its Subsidiaries or Affiliates being (A) required to grant any third party any rights or licenses to any of Parent’s or any of its Subsidiaries’ or Affiliates’ Intellectual Property Rights, (B) bound by, or subject to, any non-competition, non-solicitation, exclusivity or other material restriction on the operation or scope of their respective business, or (C) obligated to pay any incremental royalties or other material amounts, offer any incremental discounts or being bound by any “most favored pricing” terms to any third party.

(l) Neither the Company nor any of its Subsidiaries have published or disclosed any Source Code for any Company Product or, to the Knowledge of the Company, any other Source Code that constitutes Company IP, except to their employees, customers or advisers pursuant to non-disclosure agreements, commercial agreements or license agreements subject to confidentiality obligations. The consummation of the transactions contemplated hereby (including the Merger) will not constitute a condition sufficient to (i) entitle the beneficiary under any Source Code escrow arrangement under which the Company or any of its Subsidiaries have deposited any Source Code for any Company Product to require release of such Source Code or (ii) otherwise entitle any third party to have rights or access to Source Code for any Company Product.

(m) All data which has been collected, stored, maintained or otherwise used by the Company and its Subsidiaries has been collected, stored, maintained and used in accordance with all Applicable Laws, Contracts, and Company policies and industry standards. Neither the Company nor its Subsidiaries has received a notice of noncompliance with Applicable Laws, Contracts or Company policies related to data protection or personally identifiable information.

(n) To the Knowledge of the Company, there are no material defects or errors in the Company Products or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Product or data or other software of users of the Company Products, in each case which (i) have led or would reasonably be expected to lead to any recall of the Company Products, (ii) affect the safety, functionality or use of the Company Products for their intended purposes or (iii) would breach any Contract entered into by the Company or its Subsidiaries with respect to the Company Products.

(o) The Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to prevent viruses and other disabling codes from entering Company Products and to otherwise safeguard the information technology systems, and personally identifiable information contained therein, of the Company and its Subsidiaries. To the Knowledge of the Company, in the twelve months prior to the date of this Agreement, there have been no unauthorized intrusions or breaches of the security of information technology systems of the Company and its Subsidiaries. The Company and its Subsidiaries have reasonable disaster recovery plans procedures and facilities for the business.

(p) To the Knowledge of the Company, Section 3.22(p) of the Company Disclosure Letter sets forth a true and complete list of all industry standards bodies or similar organizations in which the Company and/or any of its Subsidiaries has participated or is a member. To the Knowledge of the Company, there is no obligation to license any Company IP, and no Company IP is currently licensed, to any third party as a result of participation or membership in or utilization of any work of any standards body or similar organization. Neither the Company nor any of its Subsidiaries has at any time notified any standards body or similar organization any Company IP is necessary to or would be infringed by the use or implementation of the standards published or promulgated by such standards body or similar organization. To the Knowledge of the Company, the Company and its Subsidiaries are in material compliance with their obligations with respect to membership in such organizations.

(q) No rights have been granted to any Governmental Entity with respect to any Company Product or Company IP other than substantially the same standard commercial rights as are granted by the Company to commercial end users of the Company Products in the ordinary course of business consistent with past practices.

Section 3.23 Export Control and Import Laws. Since March 1, 2013 and except as would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have been in compliance with all Applicable Laws regarding export and reexport control (“Export Controls”), including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations, (ii) the Company and its Subsidiaries have been in compliance with all Applicable Laws regarding import (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, (iii) each of the Company and its Subsidiaries have obtained and is in compliance with the terms of all applicable export licenses, license exceptions, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings, from or with any Governmental Entity, that are required for compliance with Export Controls or Import Restrictions “Export and Import Approvals”), (iv) there are no pending or, to the Knowledge of the Company, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or any of its Subsidiaries with respect to such Export and Import Approvals and (v) no approval from a Governmental Entity for the transfer by the Company or any of its Subsidiaries of Export and Import Approvals to Parent after the Effective Time is required or cannot be obtained expeditiously without material cost. Section 3.23 of the Disclosure Schedule sets forth the true, correct and complete export control classifications applicable to the Company’s and its Subsidiaries’ products, services, software and technologies.

Section 3.24 Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries or any of their respective employees, properties or assets against such risks and in a form and amount which the Company believes is adequate for the operation of its business. As of the date of this Agreement, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) all such insurance policies are in full force and effect, (b) no notice of cancellation has been received in connection with such policies, (c) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, (d) there is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and (e) there has been, to the Knowledge of the Company, no threatened termination of, or premium increase with respect to, any such policies.

Section 3.25 Anti-Bribery Laws. Since January 1, 2013, neither the Company or any of its Subsidiaries, nor any of their respective officers, directors, employees nor to the Knowledge of the Company, agents or other Person associated with or acting on their behalf, has, directly or indirectly, (a) taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, the U.K. Bribery Act of 2010, as amended, or any other comparable domestic or foreign law or statute (collectively “Anti-Bribery Laws”) (b) used any corporate funds for unlawful contributions, loans, gifts, entertainment or other unlawful expenses relating to political activity; (c) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (d) made or taken any action in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, except as would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole. There currently are no pending or, to the Knowledge of the Company, allegations or threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or its Subsidiaries with respect to the Anti-Bribery Laws. The Company has established policies and procedures related to compliance with the Anti-Bribery Laws.

Section 3.26 Related Party Transactions. Except as set forth in the Company SEC Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings currently in effect that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 3.27 Brokers; Fees and Expenses. Except for Jefferies LLC, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

Section 3.28 Opinion of Financial Advisors. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Jefferies LLC to the effect that, as of the date of this Agreement, and based upon and subject to the limitations and assumptions set forth therein and other matters considered in the preparation thereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.29 State Anti-Takeover Statutes; No Rights Plan.

(a) Neither the Company nor any of its Subsidiaries is, nor at any time during the last three years has it been, an “interested stockholder” of Parent within the meaning of Section 203 of the DGCL.

(b) Assuming the accuracy of Parent’s, Merger Sub’s and Merger Sub LLC’s representations in Section 4.17, the Company and the Company Board has taken all action necessary to exempt the Merger, this Agreement and the other transactions contemplated hereby or thereby from the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Applicable Law (such Applicable Law a “Takeover Law”) applies to the Merger, this Agreement or any of the other transactions contemplated hereby or thereby.

(c) The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deterring or discouraging any Person from acquiring control of the Company. To the Knowledge of the Company, no Contract entered into by the Company prohibits any Person from making any Acquisition Proposal following the execution and announcement of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB

AND MERGER SUB LLC

Except, with respect to any Section of this Article IV, as set forth in the section of the disclosure letter delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”) that relates to such Section or in another section of such disclosure letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such Section, and except as disclosed in the Annual Report 10-K of Parent for the fiscal year ended July 1, 2017, the Quarterly Report on Form 10-Q of Parent for the quarterly period ended September 30, 2017, the Quarterly Report on Form 10-Q of Parent for the quarterly period ended December 30, 2017, the Current Report on Form 8-K of Parent filed on February 6, 2018, the Current Report on Form 8-K of Parent filed on November 8, 2017, the Current Report on Form 8-K of Parent filed on November 7, 2017, the Current Report on Form 8-K of Parent filed on November 1, 2017 and the Schedule 14A of Parent for the annual stockholders’ meeting held on November 2, 2017 (other than disclosures in the “Risk

Factors” or “Forward-Looking Statements” sections of such reports, other disclosures that are similarly non-specific or are predictive or forward-looking in nature (and excluding any exhibits incorporated by reference in such reports), in each case, other than any specific factual information contained therein), Parent, Merger Sub and Merger Sub LLC hereby represent and warrant to the Company as follows:

Section 4.1 Organization and Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Parent, Merger Sub and Merger Sub LLC is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has delivered or made available to the Company complete and correct copies of its certificate of incorporation and bylaws, the certificate of incorporation and bylaws of Merger Sub and the certificate of formation, operating or other applicable constituent documents of Merger Sub LLC, each as amended to date. Each of Parent, Merger Sub and Merger Sub LLC is not in violation of its respective certificate of incorporation, bylaws or other applicable constituent documents.

Section 4.2 Parent Subsidiaries.

(a) Each of Parent’s Subsidiaries (i) is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), (ii) has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, (iii) is in compliance with its respective certificate of incorporation, bylaws or other applicable constituent documents, and (iv) is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for any deviations from any of the foregoing clauses (i), (ii), (iii) or (iv) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of Parent (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) as of the date hereof, are owned, directly or indirectly, by Parent, free and clear of all Liens (other than Permitted Liens or restrictions on transfer imposed by Applicable Law) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by Parent of such Subsidiary’s business as presently conducted.

(c) As of the date hereof, there are no outstanding (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of Parent, (ii) options, stock appreciation rights, warrants, restricted stock units, subscriptions, convertible securities, rights or other commitments or agreements to acquire from Parent or any of its Subsidiaries, or that obligate Parent or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of Parent, (iii) obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest

(including any voting debt) in, any Subsidiary of Parent (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of Parent, being referred to collectively as “Parent Subsidiary Securities”) or (iv) other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any Parent Subsidiary Securities. As of the date hereof, there are no Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Parent Subsidiary Securities. As of the date hereof, there are no outstanding contractual obligations of Parent or its Subsidiaries to make any material investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 4.3 Authorization. Each of Parent, Merger Sub and Merger Sub LLC has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent, Merger Sub and Merger Sub LLC and the consummation by Parent, Merger Sub and Merger Sub LLC of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub and Merger Sub LLC, and no additional corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger). This Agreement has been duly executed and delivered by each of Parent, Merger Sub and Merger Sub LLC and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub LLC, subject to the Enforceability Limitations.

Section 4.4 Non-contravention; Required Consents.

(a) The execution, delivery or performance by Parent, Merger Sub and Merger Sub LLC of this Agreement, the consummation by Parent, Merger Sub and Merger Sub LLC of the transactions contemplated hereby (including the Merger) and the compliance by Parent, Merger Sub and Merger Sub LLC with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws or other constituent documents of Parent, Merger Sub or Merger Sub LLC, (ii) result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or materially accelerate the performance required by, or result in a right of termination or material acceleration under, or result in the loss of any material benefit or the imposition of any additional material payment or other material Liability under, any Contract to which Parent, Merger Sub or Merger Sub LLC is a party or by which Parent, Merger Sub or Merger Sub LLC or any of their respective properties or assets may be bound as of the date hereof, (iii) assuming compliance with the matters referred to in Section 4.4(b), violate or conflict with any Applicable Law or Order or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent, Merger Sub or Merger Sub LLC, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, breaches, conflicts, defaults, terminations, losses, payments, Liabilities, accelerations or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would prevent the consummation of the Merger.

(b) No Consent of any Governmental Entity is required on the part of Parent, Merger Sub, Merger Sub LLC or any of their Subsidiaries in connection with the execution, delivery and performance by Parent, Merger Sub and Merger Sub LLC of this Agreement and the consummation by Parent, Merger Sub and Merger Sub LLC of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (ii) such filings and approvals as may be required by the Nasdaq or any federal or state securities or Takeover Laws, including compliance with any applicable requirements of the Securities Act or the Exchange Act (including the filing with the SEC the Proxy Statement/Prospectus and the filing of the Form S-4 and the declaration of effectives of the Form S-4), (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws and (iv) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or would prevent the consummation of the Merger.

Section 4.5 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or Merger Sub LLC or any of their Affiliates that would, whether or not naming the Parent, Merger Sub or Merger Sub LLC, or by the Parent, Merger Sub or Merger Sub LLC against any third party that (i) involves an amount in controversy in excess of $1,000,000 or (ii) seeks injunctive relief that, if granted, would be material to Parent and its Subsidiaries, taken as a whole. As of the date hereof, neither Parent nor Merger Sub nor Merger Sub LLC nor any of their Affiliates is subject to any outstanding Order that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Proxy Statement/Prospectus. The information supplied or to be supplied by Parent, Merger Sub, Merger Sub LLC or their respective officers, directors, representatives, affiliates, agents or employees in writing for inclusion in the Proxy Statement/Prospectus, when filed with the SEC, at the time the Form S-4 is declared effective by the SEC, on the date the Proxy Statement/Prospectus is first sent to shareholders of the Company and at the time of the Company Shareholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Parent, Merger Sub or Merger Sub LLC with respect to information supplied by the Company or any of its officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

Section 4.7 Capitalization.

(a) The authorized capital stock of Parent consists of 990,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the close of business on March 9, 2018 (the “Parent Capitalization Date”), (i) 62,586,763 shares of Parent Common Stock were issued and outstanding and no shares of Parent Common Stock were held by Parent as treasury shares and (ii) no shares of Parent Preferred Stock were issued and outstanding and no shares of Parent Preferred Stock were held by Parent as treasury shares. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable.

(b) Section 4.7(b) of the Parent Disclosure Letter sets forth, as of the Parent Capitalization Date, the aggregate number of shares of Parent Common Stock that are subject to outstanding Parent Compensatory Awards. Each outstanding Parent Compensatory Award was granted subject to the terms of a Parent Plan. As of the Parent Capitalization Date, 5,676,440 shares of Parent Common Stock were reserved for future issuance pursuant to stock awards not yet granted under the Parent Plans. All Parent Compensatory Awards have been, in all material respects, validly issued and properly approved by the Parent Board in accordance with all Applicable Law, and the Parent Plans and all Parent Compensatory Awards have been, in all material respects, properly accounted for in accordance with GAAP on the consolidated audited financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports.

(c) Except as set forth in this Section 4.7, as of the Parent Capitalization Date there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, Parent, (ii) no outstanding securities of Parent or its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iii) no outstanding options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from Parent, or that obligates Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, in all cases, other than commitments or promises to issue restricted stock units to new hire employees or to existing employees in connection with promotions or merit increases, all in the ordinary course of business and consistent with past practice, and (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent (the items in clauses (i), (ii),

(iii) and (iv), together with the capital stock of Parent, being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of the Parent Securities. Except as set forth in this Section 4.7, there are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(d) Other than Parent’s certificate of incorporation and bylaws, neither Parent nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of Parent.

Section 4.8 Parent SEC Reports.

(a) Since January 1, 2015, Parent has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law at or prior to the time so required (all such forms, reports, schedules, statements and documents, together with any other forms, reports, schedules, statements or other documents filed or furnished (as applicable) by Parent with the SEC after January 1, 2015 and at or prior to the Effective Time that are not required to be so filed or furnished, the “Parent SEC Reports”).

(b) Each Parent SEC Report complied, or will comply, as the case may be, as of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseded filing), as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Parent SEC Report was, or will be, filed.

(c) As of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseded filing), each Parent SEC Report did not, or will not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Reports or any registration statement filed by Parent with the SEC and (ii) no Parent SEC Report nor any registration statement filed by Parent with the SEC is, to the Knowledge of Parent, the subject of ongoing SEC review.

(e) Since January 1, 2015, no executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. Since August 1, 2015, neither Parent nor any of its executive officers has received any written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 4.9 Financial Statements.

(a) The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in, as the case may be, in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) Parent’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, and (iii) that any unauthorized use, acquisition or disposition of Parent’s assets that would materially affect Parent’s financial statements would be detected or prevented in a timely manner.

(c) Parent’s “disclosure controls and procedures” (as defined in Rules 13a 15(e) and 15d 15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Parent required under the Exchange Act with respect to such reports.

(d) Parent’s management has completed an assessment of the effectiveness of the Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended July 1, 2017, and based on such evaluation management of Parent has disclosed to the Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.

(f) Since January 1, 2015, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries nor any director or officer of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2015, no current or former attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or executive officer of Parent.

(g) Since January 1, 2015, to the Knowledge of Parent, no employee of Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries. Since January 1, 2015, neither Parent nor, to the Knowledge of Parent, any Subsidiary, director, officer, employee, contractor, subcontractor or agent of Parent or any Subsidiary of Parent has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 4.10 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Parent Balance Sheet (or disclosed in the notes thereto), (b) Liabilities under this Agreement or in connection with the transactions contemplated hereby, including the Merger, or otherwise disclosed in the Parent Disclosure Letter, (c) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), (d) executory obligations under any Contract, other than any such obligations that arose as a result of an existing breach or default (with or without notice or lapse of time or both) thereunder, (e) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Parent Balance Sheet and (f) Liabilities that would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

Section 4.11 Absence of Certain Changes.

(a) Except for actions expressly contemplated by this Agreement, since the date of the Parent Balance Sheet through the date of this Agreement, (i) the business of Parent and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice and (ii) Parent has not taken any action that, if taken after the date of this Agreement without the prior written consent of the Company, would constitute a breach of Section 5.4(c), (d) or (e).

(b) Since the date of the Parent Balance Sheet, there has not been or occurred any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any real property or assets of Parent and its Subsidiaries that, individually or in the aggregate, would reasonably be expected to constitute or result in a Parent Material Adverse Effect.

(c) Since the date of the Parent Balance Sheet, there has not been or occurred or there does not exist any Parent Material Adverse Effect.

Section 4.12 Compliance with Law. Parent and each of its Subsidiaries are and since January 1, 2015 have been in compliance with all Applicable Laws and Orders, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2015, neither Parent nor any of its Subsidiaries (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to Parent or any of its Subsidiaries, (b) has received any written notice from any Governmental Entity alleging any violation by Parent or any of its Subsidiaries of any Applicable Law or Order nor (c) has provided any written notice to any Governmental Entity regarding any violation by Parent or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 4.12 remains outstanding or unresolved as of the date of this Agreement, except in each case as is not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Permits. Parent and its Subsidiaries are, and since January 1, 2015 have been, in compliance with the terms of all Permits, and no suspension or cancellation of any such Permits is pending or, to the Knowledge of Parent, threatened, except for such noncompliance, suspensions or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Parent, Merger Sub or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Merger. Since January 1, 2015 until the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding (a) any violation by Parent or any of its Subsidiaries of any Permits or the failure to have any required Permits, or (b) any revocation, cancellation or termination of any Permits held by Parent or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement, except in each case as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent Merger Sub or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Merger.

Section 4.14 Brokers; Fees and Expenses. Except for Deutsche Bank Securities Inc., there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

Section 4.15 Operations of Merger Sub And Merger Sub LLC. Merger Sub has engaged in no other business activities other than those related to the transactions contemplated by this Agreement. Merger Sub is a direct wholly-owned Subsidiary of Parent. Merger Sub LLC has engaged in no other business activities other than those related to the transactions contemplated by this Agreement. Merger Sub LLC is a direct wholly-owned Subsidiary of Parent.

Section 4.16 Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of the fully executed debt financing commitment letter from the Financing Sources identified therein, together with any executed fee letters related thereto (of which only the fee amounts, price caps and economic “flex” terms have been redacted; provided, that, in accordance with customary practice, such redacted terms do not affect the conditionality or the amount of cash proceeds available to Parent from the Debt Financing), and any related exhibits and schedules thereto (collectively, the “Debt Commitment Letters”) pursuant to which such Financing Sources have committed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (the “Debt Financing”).

(b) The net proceeds (after applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “flex” (including original issue discount flex) provided under the Debt Commitment Letters) contemplated by the Debt Financing, together with the Company’s cash on hand and cash on hand at Parent, will, in the aggregate be sufficient for Parent to consummate the transactions contemplated hereby, including the payment of the aggregate cash amounts payable pursuant to Article II and the payment of all fees, costs and expenses to be paid by Parent related to the transactions contemplated by this Agreement. Any reference in this Agreement to (i) “Debt Commitment Letters” will include such documents as amended or modified in compliance with the provisions of Section 6.17, and (ii) the “Debt Financing” will include the financing contemplated by the Debt Commitment Letters as amended or modified in compliance with the provisions of Section 6.17.

(c) As of the date of this Agreement, the Debt Commitment Letters have not been amended or modified in any respect, no such amendment or modification is contemplated (except for amendments to add additional Financing Sources thereto, and any amendments or modifications to effectuate any “market flex” terms), and, to the Knowledge of Parent, the respective commitments contained in the Debt Commitment Letters have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. As of the date of this Agreement, there are no side letters, contracts, arrangements or other agreements or understandings to which Parent, Merger Sub, Merger Sub LLC or any of their Affiliates is a party relating to the funding or investing, as applicable, of the Debt Financing other than the Debt Commitment Letters. As of the date hereof, Parent has paid, or caused to be paid, in full, any and all fees (including commitment fees and other fees) required to be paid under the Debt Commitment Letters that are payable on or prior to the date of this Agreement. The Debt Financing is not subject to any conditions precedent, arrangements or other contingencies to obtaining any amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letters and, as of the date of this Agreement, (x) the Debt Commitment Letters are in full force and effect, (y) no breach of any term of, or default under, the Debt Commitment Letters exists on the part of Parent or its Affiliates and, to the Knowledge of Parent, any of the other parties thereto and (z) the Debt Commitment Letters constitute the legal, valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, subject to the Enforceability Limitations. As of the date of this Agreement, assuming the accuracy of all the representations and warranties made by the Company herein and the Company’s compliance with this Agreement, Parent has no reason to believe that (i) Parent will be unable to satisfy on a timely basis any of the conditions that are required to be satisfied by it as a condition to the obligations under the Debt Commitment Letters prior to the expiration thereof or (ii) any portion of the Debt Financing will not be made available to Parent at the Closing.

(d) Parent and Merger Sub expressly acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligations to consummate the Closing, are not subject to, or conditioned on, receipt of the Debt Financing or any alternative financing.

Section 4.17 No Ownership of Company Capital Stock. Neither Parent nor any of its Subsidiaries is, nor at any time during the last three years has it been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL.

Section 4.18 State Takeover Statutes. Assuming the accuracy of the Company’s representations in Section 3.29(a), Parent and the Parent Board of Directors has taken all action necessary to exempt the Merger, this Agreement and the other transactions contemplated hereby or thereby from the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL. No other Takeover Law applies to the Merger, this Agreement or any of the other transactions contemplated hereby or thereby.

Section 4.19 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance in all respects with all applicable Environmental Laws.

Section 4.20 Taxes.

(a) Each of Parent and its Subsidiaries has prepared and timely filed (taking into account all applicable extensions) all material income, franchise and other U.S. federal, state, local and non-U.S. Tax Returns required to be filed relating to any and all Taxes concerning or attributable to Parent, any of its Subsidiaries or their respective operations, and such Tax Returns in all material respects are true and correct and have been completed in accordance with Applicable Law.

(b) Each of Parent and its Subsidiaries has (i) timely paid all material Taxes it is required to pay (whether or not shown on a Tax Return), and (ii) timely paid or withheld (and timely paid over any withheld amounts to the appropriate Taxing authority) all material federal and state income Taxes, Federal Insurance Contribution Act and Federal Unemployment Tax Act amounts, and other Taxes required to be paid or withheld.

(c) There are (and immediately following the Effective Time there will be) no Liens on the assets of Parent or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(d) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the two calendar years prior to the date of this Agreement.

(e) Neither Parent nor any of its Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(f) To the Knowledge of Parent, except as otherwise expressly contemplated by this Agreement, there exists no facts, and neither Parent nor any of its Subsidiaries has taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.21 Intellectual Property.

(a) Parent has made available a complete and accurate list as of the date of this Agreement of Intellectual Property Rights owned by Parent that are Registered IP (“Parent Registered IP”).

(b) To the Knowledge of Parent, the Parent Registered IP is valid, sustaining and enforceable.

(c) To the Knowledge of Parent, neither the operation of the business of Parent nor the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Parent Products by Parent or its Subsidiaries (i) infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, (ii) violates any right of any Person (including the right to privacy or publicity) or (iii) constitutes unfair competition or trade practices under the laws of any jurisdiction (nor to the Knowledge of Parent is there any reasonable basis therefor).

ARTICLE V.

INTERIM CONDUCT OF BUSINESS

Section 5.1 Affirmative Obligations of the Company. Except as (a) as may be required by Applicable Law, (b) expressly required or permitted by this Agreement, (c) set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter or (d) approved in advance by Parent in writing, not to be unreasonably withheld, conditioned or delayed, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and each of its Subsidiaries shall use commercially reasonable efforts to (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all Applicable Laws, (iii) maintain and preserve intact its business organization, (iv) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts and Taxes for which adequate reserves have been established in accordance with GAAP on the appropriate financial statements, (v) keep available the services of key employees and (vi) maintain relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

Section 5.2 Negative Obligations of the Company. Except as (1) may be required by Applicable Law, (2) expressly required or permitted by this Agreement, (3) set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter or (4) approved in advance by Parent in writing, not to be unreasonably withheld, conditioned or delayed, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend its certificate of incorporation or bylaws or comparable organizational documents;

(b) issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, other than (i) grants of Company Compensatory Awards to employees subject to the terms as set forth on Section 5.2(b) of the Company Disclosure Letter and (ii) the issuance and sale of shares of Company Common Stock pursuant to the exercise of Company Options or the vesting or settlement of other Company Compensatory Awards, in all cases in the ordinary course of business and consistent with past practice;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities other than (i) in full or partial payment of the exercise price and any applicable Taxes pursuant to any exercise, vesting or settlement of Company Compensatory Awards or (ii) pursuant to the forfeiture of any Company Compensatory Awards;

(d) other than dividends or distributions made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries, split, combine, subdivide, amend the terms of or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than (i) the transactions contemplated hereby, including the Merger, and (ii) transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries);

(f) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice and (B) loans or advances to or from direct or indirect wholly-owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person except for travel advances in the ordinary course of business consistent with past practice to employees or members of the Company Board of the Company or any of its Subsidiaries or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens), and (C) purchase money financings and capital leases entered into in the ordinary course of business with a value of $1,000,000 individually and $5,000,000 in the aggregate;

(g) except (A) as may be required by Applicable Law, the terms of this Agreement, or the terms of any Employee Plan or (B) as set forth on Section 5.2(g) of the Company Disclosure Letter, (i) enter into, adopt, amend (including acceleration of vesting), modify or terminate any Employee Plan except in the ordinary course of business consistent with past practice (other than employment agreement or offer letters for employees at the vice president level or below) or (ii) increase in any manner the compensation or fringe benefits of any director, officer, employee, consultant or independent contractor or pay any special bonus or special remuneration to any director, officer, employee, consultant or independent contractor;

(h) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(i) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other Contract of the Company or any of its Subsidiaries other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans in effect as of the date hereof;

(j) enter into, amend, or extend any Collective Bargaining Agreement;

(k) hire, terminate, demote or promote or offer to hire, or promote any employee or potential employee with a title of vice president or above, or encourage any employees with a title of vice president or above to resign from or terminate his relationship with the Company or any of its Subsidiaries, in each case, other than as expressly contemplated by this Agreement;

(l) acquire, sell, lease, license or dispose of any property or assets material to the Company and its Subsidiaries, taken as a whole, in any single transaction or series of related transactions or acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, except in each case for (i) acquisitions from wholly-owned Company Subsidiaries, (ii) investments in equity and debt instruments that constitute cash, cash equivalents or debt investments with a maturity date of less than 365 days consistent with the Company’s past cash management programs, (iii) the purchase of equipment, supplies and inventory in the ordinary course of business, (iv) inbound licenses of Intellectual Property Rights in the ordinary course of business and (v) non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(m) except as may be required as a result of a change in Applicable Law or in GAAP or SEC rules and regulations, make any material change in any of the accounting principles or practices used by it;

(n) (i) make (other than in the ordinary course of preparing and filing Tax Returns) or change any material Tax election, (ii) amend any material Tax Return, (iii) settle or compromise any material Liability for Taxes, (iv) adopt or change any Tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(o) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or (ii) modify, amend or exercise any right to renew any lease or sublease of real property or waive or violate any term or condition thereof or grant any consents thereunder or (iii) purchase any interest in real property (or enter any agreement to do so);

(p) abandon, cancel or allow to lapse or fail to maintain or protect any Company Intellectual Property Rights, except pursuant to the exercise of good faith business judgment by the Company following notice to Parent;

(q) other than in the ordinary course of business consistent with past practice, enter into, renew, amend or grant any release or relinquishment of any rights under any Material Contract;

(r) other than capital expenditures contemplated by the Company’s capital expenditures set forth in Section 5.2(r) of the Company Disclosure Letter, incur any new capital expenditure(s) that, individually or in the aggregate, would create obligations to the Company or any of its Subsidiaries in excess of the amount set forth in Section 5.2(r) of the Company Disclosure Letter;

(s) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, Liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement or compromise of a Legal Proceeding (i) reflected or reserved against in full in the Company Balance Sheet or (ii) that does not include any obligation (other than the payment of money of an aggregate of $500,000 or less in excess of available insurance coverage (including deductibles and retentions) maintained by the Company or its Subsidiaries relating to the payment of such amounts) to be performed by the Company or its Subsidiaries following the Effective Time that is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(t) except as required by Applicable Law or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(u) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment, Lien or charge affecting any real property or any part thereof, other than Permitted Liens; convey any interest in any Real Property;

(v) sell, lease, license or transfer to any person or entity any rights to any Company IP except for non-exclusive licenses granted in the ordinary course of business consistent with past practice; and

(w) authorize, commit or enter into a Contract to do any of the foregoing actions that are prohibited pursuant to this Section 5.2.

Section 5.3 Affirmative Obligations of Parent. Except as (a) as may be required by Applicable Law, (b) expressly required or permitted by this Agreement, (c) set forth in Section 5.3 or Section 5.4 of the Parent Disclosure Letter or (d) approved in advance by the Company in writing, not to be unreasonably withheld, conditioned or delayed, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and each of its Subsidiaries shall use commercially reasonable efforts to (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all Applicable Laws and (ii) maintain and preserve intact its business organization.

Section 5.4 Negative Obligations of Parent. Except as (1) may be required by Applicable Law, (2) expressly required or permitted by this Agreement, (3) set forth in Section 5.3 or Section 5.4 of the Parent Disclosure Letter or (4) approved in advance by the Company in writing, not to be unreasonably withheld, conditioned or delayed, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend its certificate of incorporation or bylaws or comparable organizational documents, or otherwise take any action to exempt any Person from any provision of Parent’s or any of its Subsidiaries’ respective certificates of incorporation, bylaws or comparable organizational documents, in each case in any manner that would be adverse in any material respect to holders of Company Common Stock;

(b) acquire or redeem, directly or indirectly, or amend any Parent Securities or the preferred stock of Lumentum Inc. (the “Parent Subsidiary Preferred Stock”) other than (i) in full or partial payment of the exercise price and any applicable Taxes pursuant to any exercise, vesting or settlement of Parent Compensatory Awards, (ii) pursuant to the forfeiture of any Parent Compensatory Awards or (iii) redemptions of the Parent Subsidiary Preferred Stock;

(c) split, combine, subdivide, amend the terms of or reclassify any shares of capital stock of Parent or the Parent Subsidiary Preferred Stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock of Parent or the Parent Subsidiary Preferred Stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock of Parent or the Parent Subsidiary Preferred Stock;

(d) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent (other than (i) the transactions contemplated hereby, including the Merger, and (ii) transactions between Parent and any direct or indirect wholly owned Parent Subsidiary or between direct or indirect wholly owned Parent Subsidiaries);

(e) (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any assets, deposits or properties of any other person, or (B) make any material investment in any other Person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned Subsidiary of Parent, except in the case of clause (A) and (B) (x) as would not be reasonably expected to prevent or materially impair or delay the satisfaction of the conditions set forth in Section 7.1(b) and Section 7.1(c) and (y) where the consideration payable in such transactions by Parent is less than $100,000,000 in the aggregate;

(f) convene any meeting of the holders of Parent Common Stock for the purpose of revoking or varying the authority of the directors of Parent to allot Parent Common Stock;

(g) (i) incur or assume any long-term or short-term debt or issue any debt securities or (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned

Subsidiaries of Parent, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice and (B) loans or advances to or from direct or indirect wholly-owned Subsidiaries, and (C) the Debt Financing or the Alternative Debt Financing; and

(h) authorize, commit or enter into a Contract to do any of the foregoing actions that are prohibited pursuant to this Section 5.4.

Section 5.5 Consent.

(a) The Company shall be permitted to request Parent’s consent or approval for the Company or any of its Subsidiaries to take any matter or action prohibited by Sections 5.1 or 5.2, by delivering written notice (including by electronic mail) thereof to any of the individuals specified on Section 5.5(a) of the Parent Disclosure Letter. For purposes of this Article V, Parent shall respond to such request in writing (including by return email) as promptly as practicable, and if Parent does not respond in writing (including by return email) to any request within five Business Days after the Company delivers such written request to Parent (including at the email addresses set forth on Section 5.5(a) of the Parent Disclosure Letter or such other email addresses as Parent shall specify in a notice delivered in accordance with Section 9.2), Parent shall be deemed to have provided its prior written consent to the taking of such matter or action upon and under the circumstances described in such request and only as to the specific instances subject to such request (it being understood and agreed that in no event shall the failure to so respond within such five Business Day period be deemed consent until the end of such five Business Day period).

(b) Parent shall be permitted to request the Company’s consent or approval for Parent or any of its Subsidiaries to take any matter or action prohibited by Sections 5.3 or 5.4 by delivering written notice (including by electronic mail) thereof to any of the individuals specified on Section 5.5(b) of the Company Disclosure Letter. For purposes of this Article V, the Company shall respond to such request in writing (including by return email) as promptly as practicable, and if the Company does not respond in writing (including by return email) to any request within five Business Days after Parent delivers such written request to the Company (including at the email addresses set forth on Section 5.5(b) of the Company Disclosure Letter or such other email addresses as the Company shall specify in a notice delivered in accordance with Section 9.2), the Company shall be deemed to have provided its prior written consent to the taking of such matter or action upon and under the circumstances described in such request and only as to the specific instances subject to such request (it being understood and agreed that in no event shall the failure to so respond within such five Business Day period be deemed consent until the end of such five Business Day period).

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.1 No Solicitation.

(a) The Company and its Subsidiaries shall immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of the Company’s or its Subsidiaries’ Representatives to continue, any and all existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Acquisition Proposal. The Company shall promptly (and in any event within five (5) Business Days following the date hereof) request in writing that each Third Party that has executed a confidentiality agreement since the date which is one year prior to the date of this Agreement in connection with its consideration of a possible Acquisition Proposal return or destroy all confidential information heretofore furnished to such Third Party by or on behalf of the Company and the Company shall use commercially reasonable efforts (which for purposes of this Section 6.1 shall not include any obligation to commence litigation against any Person) to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement).

(b) Except as expressly permitted by this Section 6.1 or Section 6.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not (and shall not authorize or knowingly permit any of their Representatives to), directly or indirectly, (i) solicit, initiate, or knowingly encourage, knowingly facilitate or knowingly induce the making, submission or announcement of an Acquisition Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party, or take any other action, in each case, intended to assist or facilitate the making of an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with respect to an Acquisition Proposal with any Third Party that is seeking to make or has made an Acquisition Proposal (other than, in the case of both clauses (ii) and (iii) of this Section 6.1(b), in response to an unsolicited inquiry or submitted Acquisition Proposal, to refer the inquiring or submitting person to this Section 6.1, and provided, that the Company and its Representatives may communicate in writing with a person who had made an unsolicited bona fide written Acquisition Proposal (and its Representatives) solely to clarify (and not negotiate) the existing terms of, and ascertain additional facts regarding, such Acquisition Proposal for the purpose of the Company Board informing itself about such Acquisition Proposal and the person making it (any such communication, a “Clarification Request”)), (iv) approve, endorse or recommend an Acquisition Proposal, or (v) execute or enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Transaction (other than a confidentiality agreement pursuant to this Section 6.1(b)); provided, however, that notwithstanding the foregoing, prior to obtaining the Requisite Shareholder Approval, the Company Board may, directly or indirectly through any Representative, with respect to any Third Party that has made (and not withdrawn) a bona fide written Acquisition Proposal after the date of this Agreement that did not result from a material breach (or deemed material breach) of Section 6.1(a) or Section 6.1(b) that the Company Board concludes in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes or would reasonably be expected to lead to a Superior Proposal, (A) engage or participate in discussions or negotiations with such Third Party and its Representatives and its potential sources of financing and/or (B) furnish to such Third Party, its Representatives and its potential financing sources any information (including non-public information) relating to the Company or any of its Subsidiaries, and provide access to the Company’s and its Subsidiaries assets, properties and Business Facilities pursuant to a confidentiality agreement the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement (provided that such confidentiality agreement need not contain any “standstill” or similar provision that would prohibit such Third Party from making any Acquisition Proposal) and containing additional provisions that expressly permit the Company to comply with the terms of this Section 6.1 (which confidentiality agreement shall be provided to Parent for informational purposes promptly following the execution and delivery thereof), provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties to shareholders of the Company under Delaware Law, (2) solely with respect to the initial contact with respect to any Third Party, the Company shall provide Parent written notice within thirty-six (36) hours of the Company engaging or participating in discussions or negotiations with, or furnishing non-public information to, such Third Party and (3) promptly following furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or any of its Representatives). The Company agrees not to grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, and shall use reasonable best efforts to enforce each such agreement.

(c) Without limiting the generality of the foregoing, Parent, Merger Sub, Merger Sub LLC and the Company acknowledge and hereby agree that any action taken by any Representative of the Company or any of its Subsidiaries that would be a breach of the restrictions set forth in Section 6.1(a) or Section 6.1(b) if taken by the Company shall be deemed to be a breach of such Section by the Company for all purposes of and under this Agreement.

(d) The Company shall promptly, and in all cases within thirty-six (36) hours after, to the Knowledge of the Company, its receipt, advise Parent in writing of its receipt of any Acquisition Proposal or any request for information or inquiry with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, including the materials terms and conditions of, and identity of the Person or group making, such Acquisition Proposal, request or inquiry. The Company shall provide Parent a copy of any Clarification Requests actually delivered within thirty-six (36) hours after such delivery.

(e) The Company shall keep Parent reasonably informed of the status and material terms and conditions (including all material amendments or proposed material amendments) of any such Acquisition Proposal and, promptly (and in no event later than thirty-six (36) hours thereafter) upon, to the Knowledge of the Company, receipt of any written material amendment or written proposed material amendment of any such Acquisition Proposal, the Company shall give Parent a copy thereof.

Section 6.2 Company Board Recommendation; Intervening Events.

(a) Subject to the terms of this Section 6.2, the Company Board shall (i) unanimously recommend that the Company’s shareholders adopt this Agreement in accordance with the applicable provisions of Delaware Law (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation in the Proxy Statement/Prospectus.

(b) Subject to the terms of this Section 6.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, neither the Company Board nor any committee thereof shall (i) withdraw, amend or modify (or publicly propose to withhold, withdraw, amend or modify) in a manner adverse to Parent, Merger Sub or Merger Sub LLC, the Company Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance by the Company’s shareholders of any tender offer or exchange offer for the Company Common Stock that constitutes an Acquisition Proposal within ten (10) Business Days after the commencement of such offer, or (iv) resolve or publicly propose to take any of the foregoing actions (any of the foregoing, a “Company Board Recommendation Change”; provided that, for the avoidance of doubt, the Company’s making of any determination contemplated by, or the authorizing and delivering to Parent any notice contemplated by, Section 6.2(c) shall not be deemed to be a Company Board Recommendation Change or a breach of Section 6.1 or this Section 6.2).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may effect a Company Board Recommendation Change at any time prior to obtaining the Requisite Shareholder Approval, if and only if:

(i) (A) the Company has received a bona fide written Acquisition Proposal that did not result from a material breach (or deemed material breach) of Section 6.1(a) or Section 6.1(b) that the Company Board has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal, (B) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties to the shareholders of the Company under Delaware Law, (C) prior to effecting such Company Board Recommendation Change, the Company shall have (1) given Parent at least four (4) Business Days’ notice (the “Notice Period”) of its intention to take such action (which notice shall include the most current version of the proposed definitive agreement and, to the extent not included therein, all material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal) and (2) if requested by Parent, during the Notice Period, negotiate with Parent in good faith any modifications to the terms and conditions of this Agreement proposed by Parent, in its discretion, and (D) Parent shall not have made, within the Notice Period, a written counteroffer or proposal capable of acceptance by the

Company that the Company Board determines in good faith, after consultation with its financial advisor and its outside legal counsel, is at least as favorable, from a financial point of view, to shareholders of the Company, in their capacity as such, as such Superior Proposal (it being understood that any material revision to the material terms of a Superior Proposal, including any revision in the per share financial consideration, shall require a new notice (for each material revision) pursuant to clause (C) above (except that the four (4) Business Day Notice Period referred to in clause (C) above shall instead be three (3) Business Days); or

(ii) (A) An Intervening Event shall have occurred and be continuing at the time of the determination, (B) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to shareholders of the Company under Delaware Law, (C) prior to effecting such Company Board Recommendation Change, the Company shall have (1) given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall include a written explanation of the Company Board’s basis and rationale for proposing to effect such Company Board Recommendation Change) and (2) if requested by Parent, negotiated with Parent in good faith during such four (4) Business Day notice period any modifications to the terms of this Agreement proposed by Parent, in its discretion, and (D) Parent shall not have made, within the four (4) Business Day notice period, a written offer or proposal capable of acceptance by the Company that the Company Board determines in good faith, after consultation with its financial advisor and its outside legal counsel, that the failure to effect such Company Board Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to shareholders of the Company under Delaware Law.

(d) For the avoidance of doubt, notwithstanding any Company Board Recommendation Change, until the termination of this Agreement in accordance with its terms (x) in no event may the Company enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement or other similar instrument relating to an Acquisition Proposal, and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement. The Company shall ensure that any Company Board Recommendation Change (A) does not change the approval of this Agreement by the Company Board and (B) does not have the effect of causing any Takeover Law to be applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

(e) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to shareholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (including by issuing a “stop, look and listen” statement), (ii) making any disclosure to its shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Delaware Law, or (iii) directing any person (or the representative of that person) that makes an Acquisition Proposal to the provisions of Section 6.1 or this Section 6.2; provided that any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act (other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act) or any similar communication to shareholders of the Company shall be deemed to be a Company Board Recommendation Change (including any disclosures made under clause (e)(i) above) unless the Company Board expressly publicly reaffirms, or expressly provides that the Company Board is not changing, the Company Board Recommendation in such communication.

(f) The Company shall not take any action to (i) exempt any Person (other than Parent, Merger Sub, Merger Sub LLC and their respective Affiliates) from the provisions on “business combinations” contained in any Takeover Law or (ii) otherwise cause such restrictions not to apply, in each case unless such actions are taken simultaneously with a termination of this Agreement by the Company in accordance with the terms hereof.

Section 6.3 Company Shareholders’ Meeting. Subject to Applicable Law, the rules and regulations of the Nasdaq and the Company’s certificate of incorporation and bylaws, the Company shall establish a record date for, call, give notice of, convene and hold a meeting of the shareholders of the Company (the “Company Shareholders’ Meeting”) as soon as reasonably practicable following the date the Form S-4 is declared effective by the SEC (and in no event later than forty five (45) days after the commencement of the mailing of the Proxy Statement/Prospectus to the Company’s shareholders) for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law. Notwithstanding the foregoing, (a) if, on the day immediately preceding the date for which the Company Shareholders’ Meeting is scheduled, (1) there are insufficient shares of the Company Common Stock necessary to conduct business at the Company Shareholders’ Meeting, or (2) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Requisite Shareholder Approval, the Company may extend the date of the Company Shareholders’ Meeting to the extent (and only to the extent) the Company determines in good faith that such delay is reasonably necessary in order to conduct business at the Company Shareholders’ Meeting or obtain proxies representing a sufficient number of shares of Company Common Stock to obtain the Requisite Shareholder Approval, as applicable, (b) the Company may delay the Company Shareholders’ Meeting to the extent (and only to the extent) the Company determines in good faith that such delay is required by Applicable Law, including to comply with comments made by the SEC with respect to the Proxy Statement/Prospectus or the Form S-4, (c) the Company may delay the Company Shareholders’ Meeting to ensure that any supplement or amendment to the Proxy Statement/Prospectus required under Applicable Law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Company (after consultation with its outside counsel), in advance of the Company Shareholders’ Meeting, and/or (d) the Company may delay the Company Shareholders’ Meeting to the extent (and only to the extent) Parent provides its prior written consent or Parent requests such an extension. Subject to Section 6.1 and Section 6.2, the Company shall solicit from shareholders of the Company proxies in favor of the adoption of this Agreement in accordance with Delaware Law and shall use its reasonable best efforts to secure the Requisite Shareholder Approval at the Company Shareholders’ Meeting. Unless this Agreement is earlier terminated pursuant to Article VIII, the Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 6.3, whether or not (i) the Company Board at any time subsequent to the date hereof shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that shareholders of the Company reject it or (ii) there occurs the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. The Company agrees that it shall not submit to the vote of the shareholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s shareholders with respect to the adoption of this Agreement at the Company Shareholders’ Meeting. The notice of such Company Shareholders’ Meeting shall state that a resolution to adopt this Agreement, a non-binding, advisory resolution to approve the compensation that may become payable to the Company’s named executive officers in connection with the Merger, and a resolution to adjourn the Company Shareholders’ Meeting will be considered at the Company Shareholders’ Meeting.

Section 6.4 Form S-4 and Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a registration statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger pursuant to the terms of this Agreement (as may be amended or supplemented from time to time, the “Form S-4”). The Form S-4 shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the Merger and (ii) a proxy statement of the Company for use in connection with the solicitation of proxies for the matters to be considered at the Company Shareholders’ Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall instruct their respective Representatives to, reasonably cooperate with the other party hereto and its respective Representatives in the preparation of the Form S-4 and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Form S-4 and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Form S-4 is declared effective by the SEC, the Company shall cause the Proxy Statement/Prospectus to be mailed to its shareholders.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.2, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Form S-4 or the Proxy Statement/Prospectus shall be made without the approval of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), except to the extent any disclosure contained therein relates to an Acquisition Proposal.

(d) Each of Parent and the Company shall cause the Form S-4 and the Proxy Statement/Prospectus, as applicable, to comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Form S-4 shall not, at the time the Form S-4 is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that, neither party makes any such covenant with respect to information supplied by the other party. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that, neither party makes any such covenant with respect to information supplied by the other party. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that, neither party makes any such covenant with respect to information supplied by the other party.

(e) The Company shall use commercially reasonable efforts to cause Jones Day (“Jones Day”) to deliver to the Company, and Parent shall use commercially reasonable efforts to cause Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) to deliver to Parent any opinions relating to the Tax treatment of the Merger that are required in connection with the Form S-4. In connection with such opinions, upon the request of Jones Day and/or WSGR, officers of each of the Company and Parent shall use commercially reasonable efforts to deliver to Jones Day and WSGR, as applicable, certificates, dated as of the necessary date for the Form S-4, signed by such officer of the Company or Parent, as applicable, containing customary representations in connection with such opinions.

(f) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Form S-4, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by

Applicable Law or the SEC, disseminated to the shareholders of the Company. The Company and Parent shall each notify the other as promptly as practicable after the receipt by such party of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Form S-4, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(g) Each of the Company and Parent shall make any other necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder and shall use reasonable best efforts to ensure that such filings after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will not contain any untrue statement of a material fact or omit (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that, neither party makes any such covenant with respect to information supplied by the other party. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or “Blue Sky” Laws in connection with the issuance of shares of Parent Common Stock in the Merger.

Section 6.5 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub, Merger Sub LLC and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger), including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII hereof to be satisfied or fulfilled, (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, obtain the expiration or termination of any applicable waiting periods, make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any), and take all steps as may be necessary to obtain any actions or non-actions, waivers, consents, approvals, Orders and authorizations from, and to avoid an action or proceeding by, any Governmental Entity and any impediment to the consummation of the Merger under any applicable Laws (including Antitrust Laws), (iii) defend against any Legal Proceeding challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, and (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything to the contrary herein, if the counterparty to any Contract or the lessor or licensor under any Lease, conditions its grant of a consent upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of any fee or other financial consideration, the Company shall not make such payments without Parent’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Without limiting the generality of the foregoing provisions of Section 6.5(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act (and each of Parent and the Company shall use reasonable best efforts to file such Form as promptly as practicable, and in any event no later than twelve (12) Business Days, following the execution and delivery of this Agreement), as well as comparable pre-merger notification filings, forms and submissions with any foreign Governmental Entity that may be required by the Antitrust Laws of any applicable foreign jurisdiction (including the Specified Jurisdictions) (and each of Parent and the Company shall use reasonable best efforts to file such filings, forms and submissions as promptly as practicable, and in any event no later than twenty-three (23) Business Days, following the execution and delivery of this Agreement). Each of Parent and the Company shall use reasonable best efforts to promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings, and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other applicable jurisdiction. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Merger). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement (including the Merger), then such party shall use reasonable best efforts to provide, or cause to be provided, as soon as reasonably practicable and after consultation with the other party, any additional information that reasonably may be required or requested by such Governmental Entity and otherwise make an appropriate response in compliance with such request. Subject to Applicable Law, no filing of, or amendment or supplement to, or written correspondence with any Governmental Entity or its staff with respect to such Antitrust Laws shall be made by the Company or Parent without providing the other party a reasonable opportunity to review and comment thereon and consider in good faith the comments of the party with respect thereto.

(c) In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, the parties hereto agree to:

(i) give each other reasonable advance notice of all substantive discussions or meetings with any Governmental Entity relating to the Merger or any other transactions contemplated hereby;

(ii) give each other an opportunity to participate in each of such substantive discussions or meetings where permitted by Applicable Law and the relevant Governmental Entity;

(iii) keep the other party reasonably apprised with respect to any substantive communications with any Governmental Entity regarding the Merger or any other transactions contemplated hereby;

(iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Entity;

(v) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Entity relating to the Merger or any other transactions contemplated hereby; and

(vi) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with any Governmental Entity with respect to all efforts to satisfy the conditions set forth in Section 7.1(b) and Section 7.1(c).

Any such disclosures, rights to participate or provisions of information by one party to the other under this Section 6.5 may be made on an outside counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information, and may be withheld or redacted as necessary to comply with contractual arrangements, to preserve attorney-client, attorney work product or other legal privilege, or the extent required under applicable Law.

(d) Without limiting the generality of the foregoing provisions of Section 6.5(a), in the event that any Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Merger).

(e) Parent shall take all actions with respect to a Divestible Product Line (as defined below) to, as promptly as practicable, eliminate any concerns on the part of, or to satisfy any conditions imposed by, any Governmental Entity with jurisdiction over the enforcement of any Antitrust Law, regarding the Merger, including by (i) proposing, negotiating, offering to commit and effecting (and if such offer is accepted, committing to and effecting), by consent decree, hold separate order or otherwise, the license, sale, divestiture or disposition of such assets (including Intellectual Property Rights and any assets used in multiple product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries (“Mixed Use Assets”)), businesses and product lines of Parent, the Company and their respective Subsidiaries and Affiliates, now owned or hereafter sought to be acquired, (such license, sale, divestiture or disposition, a “Divestiture”), (ii) otherwise offering or offering to commit to operational restrictions, whether or not such restrictions limit or modify Parent’s rights of ownership in, or ability to conduct its businesses, product lines or operation of its or its Subsidiaries’ assets (including Intellectual Property Rights and Mixed Use Assets), including, after the Closing, the businesses, product lines or operation of the assets (including Intellectual Property Rights and Mixed Use Assets) of the Company or its Subsidiaries, in each case as determined necessary or advisable in order to obtain all consents necessary to satisfy the conditions set forth in Section 7.1(b) and Section 7.1(c) prior to the Termination Date and/or to avoid the entry of, or to effect the dissolution of, any Order that would have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement, and (iii) proposing, negotiating, offering to commit and effecting (and if such offer is accepted, committing to and effecting) supply and other commercial arrangements; provided, however, notwithstanding anything to the contrary set forth in this Agreement, Parent shall not be required to (i) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (ii) grant any non-exclusive license, accept any operational restrictions or take or commit to take any actions (including supply and other commercial arrangements) which restrictions or actions would limit Parent’s or any of its Subsidiaries’ freedom of action with respect to, assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that, individually or in the aggregate, generated total collective revenues in excess of $66,000,000 in Parent’s or the Company’s fiscal year 2017, as applicable (the “Revenue Cap”), provided, for purposes of calculating the Revenue Cap, with respect to Mixed Use Assets, only the revenue generated by the Divestible Product Line shall be counted towards the Revenue Cap, except that, in the case of clause (ii), the revenues of the asset, license, product line, operation or business impacted by such non-exclusive license, operational restriction or action, respectively, shall be considered in determining whether the Revenue Cap has been achieved only if: (A) such restrictions or actions would limit Parent’s or its Affiliate’s freedom of action after the Effective Time with respect to such impacted asset, product line, operation or business, respectively, of Parent, the Company or any of their respective Subsidiaries in a respect that is material to such impacted asset, product line, operation or business, respectively, of Parent, the Company or any of their respective Subsidiaries (it being understood that an obligation to continue selling or supporting a product in any jurisdiction shall not, in and of itself, be construed to be a material limitation), or (B) in the case of a non-exclusive license, the adverse effect of such non-exclusive license is material with respect to the impacted asset, license, product line, operation or business, respectively of Parent, the Company or any of their respective Subsidiaries. Notwithstanding the foregoing, in no event shall Parent be required to (i) sell, divest, license, hold separate, or otherwise dispose of any wafer fabrication facility or wafer fabrication equipment of Parent, the Company or any of their respective Subsidiaries if such wafer fabrication facility or wafer fabrication equipment is used in the production of multiple product lines that, in the aggregate, generated revenue in excess of the Revenue Cap in fiscal year 2017, (ii) license Intellectual Property Rights of Parent, the Company or their respective Subsidiaries, to a Third Party, if Parent, the Company or such Subsidiaries (as applicable) are not permitted by the Governmental Entity (with jurisdiction over the enforcement of any Antitrust Law that is seeking such antitrust remedy) to contractually prohibit such Third Party from using such licensed Intellectual Property Rights to sell, manufacture or distribute any Non-Divestible Product Line, or (iii) sell or divest Intellectual Property Rights of Parent, the Company or their respective Subsidiaries, to a Third Party, if Parent, the Company or such Subsidiaries (as applicable) are not permitted by the Governmental Entity (with jurisdiction over the enforcement of any Antitrust Law that is seeking such antitrust remedy) to (A) contractually require such Third Party to license such Intellectual Property Rights to any of Parent, the Company or their respective Subsidiaries (to the extent such Intellectual Property Rights is necessary to sell, manufacture or distribute any Non-Divestible Product Line and (B) contractually prohibit such Third Party from using such Intellectual Property Rights to sell, manufacture or distribute any Non-Divestible Product Line. For the purposes of this Section 6.5(e), (x) a “Divestible Product Line” shall mean any product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that, individually or in the aggregate, generated total collective revenues up to and including the Revenue Cap, for which any Governmental Entity with jurisdiction over the enforcement of any Antitrust Law seeks an antitrust remedy, including a Divestiture, and (y) a “Non-Divestible Product Line” shall mean any product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that are not a Divestible Product Line.

Section 6.6 Access. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and Parent shall afford the other party and its respective Representatives reasonable access during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, upon reasonable notice, to its properties, books and records, Contracts, Permits, and personnel, as such party may reasonably request; provided, however, that no information or knowledge obtained by Parent or the Company in any investigation conducted pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty of the Company, Parent, Merger Sub or Merger Sub LLC set forth herein or the conditions to the obligations of Parent, Merger Sub, Merger Sub LLC or the Company to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided to Parent or the Company pursuant to this Section 6.6; and provided further, that neither the Company nor Parent shall be required to, nor shall they be required to cause their respective Subsidiaries to, afford access or disclose any information that would (a) in the reasonable judgment of the Company or Parent, as applicable, violate any Applicable Law or Order, (b) result in a violation of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice or (c) jeopardize the attorney-client, attorney work product or other legal privilege of a party or any of its Subsidiaries. In the event that the Company or Parent does not provide access to or disclose information to the other party in reliance on the final proviso of the preceding sentence, the disclosing party shall use reasonable best efforts to communicate such information in a manner that does not result in the violation of any such obligation, Law or Order or the jeopardy of such protections. Notwithstanding the foregoing, neither Parent nor the Company nor any of their respective Subsidiaries or Representatives shall conduct or cause to be conducted any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media.

Section 6.7 Notification.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent upon becoming aware (i) that any representation or warranty made by the Company in this Agreement has become untrue or inaccurate such that the condition set forth in Section 7.2(a) would not be satisfied, (ii) of any failure of the Company to comply with any covenant or agreement to be complied with or satisfied by it under this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied or (iii) of any Legal Proceeding pending or, to the Knowledge of the Company, threatened, or any Order that relates to the transactions contemplated by this Agreement (including the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent, Merger Sub and Merger Sub LLC to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided pursuant to this Section 6.7(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the

Effective Time, each party shall give prompt notice to the other party of any notice or other communication received by it or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty set forth herein or the conditions to the obligations of any party to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided pursuant to this Section 6.7(b).

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware that (i) any representation or warranty made by it, Merger Sub or Merger Sub LLC in this Agreement has become untrue or inaccurate such that the condition set forth in Section 7.3(a) would not be satisfied, (ii) of any failure of Parent, Merger Sub or Merger Sub LLC to comply with any covenant or agreement to be complied with or satisfied by it under this Agreement in such that the condition set forth in Section 7.3(b) would not be satisfied, or (iii) of any Legal Proceeding pending or, to the Knowledge of Parent, threatened, or any Order, that relates to the transactions contemplated by this Agreement (including the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent set forth herein or the conditions to the obligations of the Company to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided pursuant to this Section 6.7(c).

Section 6.8 Certain Litigation. The Company shall promptly advise Parent in writing after becoming aware of any Legal Proceeding commenced after the date hereof against the Company or any of its directors by any shareholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such Legal Proceeding. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such shareholder litigation and shall consider Parent’s views with respect to such shareholder litigation and shall not settle any such shareholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.9 Confidentiality. Parent, Merger Sub, Merger Sub LLC and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated December 9, 2017 (as amended, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms; provided, however, that notwithstanding the foregoing, effective as of the execution and delivery hereof, the Confidentiality Agreement shall be deemed to be amended so as to permit Parent to take any action contemplated by this Agreement, including the making of any counteroffer or proposal contemplated by Section 6.2(c) or Section 8.1(e)(ii) (which deemed amendment shall survive any termination of this Agreement in accordance with its terms or otherwise).

Section 6.10 Public Disclosure. Each of the Company and Parent shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, and receive the consent of the other for, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Applicable Law or by the rules and regulations of the Nasdaq (in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided that, each of the Company and Parent may make press releases, public announcements or public statements concerning this

Agreement or the Merger that consist solely of information previously disclosed in all material respects in previous press releases, public announcements or public statements made by Parent and/or the Company in compliance with this Section 6.10. Notwithstanding anything else to the contrary set forth in this Agreement, the Company shall not be required to provide Parent with an opportunity to review, comment or approve any statement, release or disclosure in response to or in connection with the receipt and existence of an Acquisition Proposal, its consideration of making or its making of a Company Board Recommendation Change or any matters related thereto. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

Section 6.11 Company Compensatory Awards.

(a) Company RSUs. At the Effective Time, each Company RSU (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall, by virtue of the Merger, be assumed by Parent (each, an “Assumed RSU”). Each such Assumed RSU shall be subject to substantially the same terms and conditions as applied to the related Company RSU immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that the number of shares of Parent Common Stock subject to each Assumed RSU shall be equal to the product of (i) the number of shares of Company Common Stock underlying such unvested Company RSU award as of immediately prior to the Effective Time (with any performance milestones deemed achieved based on maximum level of performance) multiplied by (ii) the Equity Award Exchange Ratio (with the resulting number, rounded down to the nearest whole share). Any Company RSU that is vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the transactions contemplated hereby) but as to which the underlying share of Company Common Stock has not been issued by the Effective Time, will be issued as of immediately prior to the Effective Time and will be treated as outstanding Company Common Stock for purposes of Section 2.7, and shall receive the Merger Consideration, subject to applicable tax withholding. The applicable taxes required to be withheld from the Merger Consideration shall reduce first the Cash Consideration portion of the Merger Consideration with any remaining amount reducing the Stock Consideration portion of Merger Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price.

(b) Company Restricted Stock. At the Effective Time, each award of Company Restricted Stock (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time shall become fully vested at the Effective Time by virtue of the Merger and be treated as a share of Company Common Stock that shall be canceled and extinguished and automatically converted into the right to receive an amount in cash and stock equal to the Merger Consideration pursuant to Section 2.7. The payment of Merger Consideration pursuant to this Section 6.11(b) shall be reduced by any applicable tax withholding required under the Code or any Applicable Law. The applicable taxes required to be withheld from the Merger Consideration shall reduce first the Cash Consideration portion of such amounts with any remaining amount reducing the Stock Consideration portion of such amounts, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price.

(c) Company Options.

(i) At the Effective Time and except as set forth in Section 6.11(c)(ii), each Company Option (or portion thereof) that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time shall be assumed by Parent (each, an “Assumed Option”). Each such Assumed Option shall be subject to substantially the same terms and conditions as applied to the related Company Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such unvested Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Equity Award Exchange Ratio (with the resulting number rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Each Assumed Option that qualified as an incentive stock option prior to the Effective Time shall continue to qualify as an incentive stock option as defined in Section 422 of the Code following the Effective Time to the extent permitted under Section 422 of the Code The assumption of Assumed Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 6.11(c) will be construed consistent with this intent.

(ii) At the Effective Time, each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated hereby) and held by a holder who is not an employee of the Company or its Subsidiaries as of immediately prior to the Effective Time (each, a “Cancelled Option”) shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive the Merger Consideration in respect of each Net Option Share covered by such Cancelled Option; provided that, in lieu of the Merger Consideration, any fractional Net Option Share (after aggregating all shares represented by all Cancelled Options held by such individual) shall be settled in cash based on the Cash Equivalent Consideration (such consideration for each Net Option Share being hereinafter referred to as the “Option Consideration”). The holder of each Cancelled Option shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no even later than the Company’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such Company Option shall, by direction of Parent (which is hereby given pursuant to this Agreement), be cancelled without any payment being made in respect thereof. The payment of Option Consideration to the holder of a Cancelled Option shall be reduced by any applicable tax withholding required under the Code, any Applicable Law, or as otherwise agreed by the parties at the time the Company Option was granted. The applicable taxes required to be withheld from the Option Consideration shall reduce first the Cash Consideration portion of the Option Consideration with any remaining amount reducing the Stock Consideration portion of the Option Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price.

(d) Company SARs. At the Effective Time, each Company SAR (or portion thereof) that is outstanding, whether vested or unvested, shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive, a cash amount equal to the product of (i) the number of shares of Company Common Stock issuable upon exercise of the Company SAR, multiplied by (ii) the excess, if any of (A) the Cash Equivalent Consideration over (B) the strike price of such Company SAR (the “SAR Consideration”). The holder of each Company SAR shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s first regular payroll date following the Effective Time) from the Surviving Company, the SAR Consideration, subject to applicable tax withholding required under the Code or any Applicable Law.

(e) Termination of Non-U.S. Company Compensatory Awards. Notwithstanding the provisions above, Parent may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of the Company, which shall not be unreasonably withheld (it being understood that withholding consent in reliance on advice of Company counsel shall not be deemed unreasonable) that any Company Compensatory Award that is subject to the Applicable Laws of a non-U.S. jurisdiction may be treated in a manner other than prescribed by Sections 6.11(a) through 6.11(d), as applicable, to the extent that (i) Parent reasonably and in good faith determines that (A) the manner in which such Company Compensatory Award would otherwise be treated pursuant to Sections 6.11(a) through 6.11(d), as applicable, would result in a violation of Applicable Laws or a materially adverse tax consequence to the individual holding such Company Compensatory Award in the applicable non-U.S. jurisdiction and (B) such different treatment is necessary to comply with such Applicable Laws and (ii) such different treatment is no less favorable to the awardholder than as set forth in with Sections 6.11(a) through 6.11(d), as applicable.

(f) Necessary Actions; Form S-8. The Company shall, at Parent’s direction (which is hereby given pursuant to this Agreement), take all actions reasonably necessary to effect the transactions contemplated by this Section 6.11 under all Company Stock Plans and Company Compensatory Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly after the Effective Time, but in no event later than 10 Business Days following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to assumed or converted Company Compensatory Awards under this Section 6.11; provided, however, that Parent shall not be deemed to have breached its obligations hereunder if Parent shall fail to fulfill its obligations under this Section 6.11(f) at a time when trading of the Parent Common Stock has been suspended globally under Parent’s then-effective registration statements (it being understood and agreed that if Parent is unable to file such registration statement on Form S-8 due to a global trading suspension under Parent’s then-effective registration statements, then Parent shall file such registration statement as soon as practicable after trading has been restored).

Section 6.12 Employee Matters.

(a) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”), any and all 401(k) plans maintained by the Company or any of its Subsidiaries, unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated at least ten (10) Business Days prior to the Closing Date. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent, which shall not be unreasonably withheld or delayed. As soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in any 401(k) plan maintained by the Company or any of its Subsidiaries immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from any terminated 401(k) plan maintained by the Company or any of its Subsidiaries, including any outstanding participant loans from such 401(k) plans, to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of the Parent 401(k) plan, or as may be prohibited by Parent’s 401(k) plan.

(b) From the Effective Time until the first anniversary of the Closing Date (the “Transition Period”), Parent shall cause the compensation and benefits package provided to each Continuing Employee to be no less favorable, in the aggregate, than the compensation and benefits package, in the aggregate, provided to such Continuing Employee immediately prior to the Effective Time. During the Transition Period, each Continuing Employee will be eligible to receive (i) base wages or salary, as applicable, that is not less than the base wages or salary, as applicable, provided to such Continuing Employee immediately prior to the Effective Time and (ii) severance benefits not less favorable in amount or with regard to terms and conditions to receive such severance benefits than those provided to such Continuing Employee immediately prior to the Effective Time.

(c) As of the Effective Time, with respect to Continuing Employees, Parent shall cause the service of each such Continuing Employee with the Company and its Subsidiaries prior to the Effective Time to be recognized for purposes of eligibility to participate, levels of benefits and vesting (but not for purposes of benefit accrual) under each severance, vacation, fringe or other welfare benefit plan, program or arrangement of the Parent or the Surviving Company, as applicable, but in which any Continuing Employee is or becomes eligible to participate, but solely to the extent permitted by Applicable Law and to the extent such credit would not result in a duplication of benefits. From and after the Effective Time, Parent shall, to the extent permitted by Applicable Law and the terms of the applicable plans, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents and (ii) give each of the Continuing Employee in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made.

(d) Parent will, and will cause the Surviving Company, its Subsidiaries and their permitted successors and assigns, to honor and perform the individual severance arrangements and any plans, programs or arrangements required to be maintained by the Company or one of its Subsidiaries by Applicable Law, as disclosed on Section 6.12(d) of the Company Disclosure Letter.

(e) Nothing contained herein shall be construed as requiring Parent, the Company or any of their Affiliates to continue any specific benefit plan or program, or to continue the employment of any specific person. No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Company or their respective Affiliates. Section 6.11 and Section 6.12 are intended to be for the sole benefit of the parties to this Agreement, and nothing in Section 6.11 and Section 6.12 or elsewhere in this Agreement shall be deemed to confer upon any other person any rights or remedies hereunder or make any employee or other service provider of the parties or their respective Subsidiaries a third party beneficiary of this Agreement. No provision of this Agreement shall operate as an amendment to any benefit plan maintained by the Company or Parent or their respective Affiliates. Further, Parent, the Company and their respective Affiliates retain the right to amend or terminate their benefit plans at any time and from time to time, subject to the provisions of this Agreement and the terms of such plans.

Section 6.13 Directors’ and Officers’ Indemnification and Insurance.

(a) For six (6) years after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor and fulfill in all respects the obligations of the Company under its certificate of incorporation and bylaws and its Subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all agreements for indemnification, exculpation of liability or advancement of expenses, in effect as of the date hereof between the Company or any of its Subsidiaries and any of their respective current or former directors or officers or any person who becomes a director or officer prior to the Effective Time (the “Indemnified Parties”), all of which shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties. The foregoing notwithstanding, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the rights to indemnification and exculpation from liabilities and advancement of expenses referenced in the preceding sentence shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Company shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of facts, events, acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts no less favorable to such insured persons than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that the Surviving Company may, at its option, substitute therefor policies of Parent, the Surviving Company or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable to such insured persons than the D&O Insurance, provided further, however, that in satisfying its obligations under this Section 6.13(b), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of two hundred thirty-five percent (235%) of the amount paid by the Company for such insurance coverage for its last full fiscal year (such two hundred thirty-five percent (235%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.13 of the Company Disclosure Letter), provided further that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable to the insured Persons, in the aggregate, than the D&O Insurance and for an amount not to exceed two hundred thirty-five percent (235%) of the amount paid by the Company coverage for its last full fiscal year. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable to the insured Persons, in the aggregate, than the D&O Insurance. In the event that either the Company or Parent shall purchase such a Tail Policy prior to the Effective Time, Parent and the Surviving Company shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.13(b) for so long as such Tail Policy shall be maintained in full force and effect.

(c) Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance, the indemnification rights referred to in Section 6.13(a) or the Tail Policy referred to in Section 6.13(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.13, with full rights of enforcement as if a party thereto.

(d) In the event Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.13. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Insurance, the indemnification rights referred to in Section 6.13(a) or the Tail Policy referred to in Section 6.13(b) (and their heirs and representatives)) under this Section 6.13 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents and any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or Applicable Law (whether at law or in equity).

Section 6.14 Obligations of Merger Sub and Merger Sub LLC. Parent shall take all action necessary to cause Merger Sub, Merger Sub LLC and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger and payment of any amounts payable hereunder, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.15 Director and Officer Resignations. Prior to the Closing Date, unless Parent instructs the Company otherwise, the Company shall obtain the resignation of each individual serving as a director or officer of (or comparable position with) the Company and its Subsidiaries as of immediately following the Effective Time from his or her position as a director or officer of (or comparable position with) the Company and its Subsidiaries (and not as an employee, if applicable, of the Company or any of its Subsidiaries), which resignations shall be effective immediately following the Effective Time. For the avoidance of doubt, such resignation shall not (i) prejudice in any manner any contractual rights such officer or director may have with the Company or any of its Subsidiaries, (ii) cause such officer or director to cease to become entitled to any benefit under any Employee Plan to which he/she would otherwise be entitled in his or her position as an employee of the Company or its Subsidiaries, as applicable or (iii) terminate or modify the terms of any officer’s employment relationship with the Company or its Subsidiaries.

Section 6.16 Debt Financing.

(a) Parent shall use its reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing (including, to the extent required, complying with the full exercise of the “flex” provisions) at or prior to the Closing, including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letters in accordance with the terms and subject to the conditions (including the “flex” provisions) thereof, (ii) comply with its obligations under the Debt Commitment Letters, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions (including the “flex” provisions) contained in the Debt Commitment Letters as promptly as practicable after the date hereof, but in no event later than the Closing, or on such other terms and conditions no less favorable in the aggregate to Parent and Merger Sub than the terms and conditions contained in the Debt Commitment Letters (provided that such other terms would not reasonably be expected to materially delay or hinder the Closing), (iv) satisfy on a timely basis (or obtain the waiver of) all conditions to funding that are within the control of Parent and Merger Sub in the Debt Commitment Letters (or definitive agreements entered into with respect to the Debt Commitment Letter), (v) unless it has obtained alternative financing pursuant to Section 6.16(c) hereof, enforce its rights pursuant to the Debt Commitment Letters, and (vi) in the event that all conditions in the Debt Commitment Letters have been satisfied, cause the Financing Sources to fund the Debt Financing at the Closing. Parent will pay, or will cause to be paid, all fees arising under the Debt Commitment Letters as they become due.

(b) Subject to the terms and conditions of this Agreement, Parent will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letters (other than pursuant to “flex” provisions contained in the Debt Commitment Letters) without the consent of the Company if such amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date (unless Parent has a sufficient amount of available cash on hand from other sources to make the representation set forth in Section 4.16 as though made at the time of the effectuation of such amendment or modification), (ii) impose new or additional conditions or other terms to the Debt Financing or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in a manner that would reasonably be expected to: (A) delay, prevent or materially impede the consummation of the Merger, or (B) make the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing, less likely to occur in any material respect, or (iii) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letters or the definitive agreements with respect thereto; provided, that for the avoidance of doubt, Parent may amend, amend and restate or replace the existing Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof. Parent shall promptly (i) furnish the Company complete, correct and executed copies of any amendments, restatements, supplements, amendments and restatements, modifications, waivers or replacements to the Debt Commitment Letters and (ii) give the Company prompt notice of any breach (or threatened breach asserted in writing) by any party of the Debt Commitment Letters of which Parent becomes aware or any termination thereof; provided that in no event shall Parent be under any obligation to disclose any information pursuant to clauses (i) or (ii) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. In addition to the foregoing, Parent shall not, and shall cause its Subsidiaries not to, release or consent to the termination of the Debt Commitment Letters or of any individual lender under the Debt Commitment Letters, except (x) for assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Debt Financing under the Debt Commitment Letters, (y) for replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 6.17(c), and (z) in connection with a reduction of the aggregate amount of the Debt Financing otherwise permitted pursuant to this Section 6.16.

(c) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letters (after giving effect to all applicable flex provisions), Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, (i) to obtain alternative financing from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent than those set forth in the Debt Commitment Letters and in an amount at least equal to the amount (taking into account cash on hand and other sources of funds available to the Parent) sufficient to make the representation set forth in Section 4.16 as though made at the time of the effectuation of such alternative financing (the “Alternate Debt Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which New Debt Commitment Letters will replace the existing Debt Commitment Letters in whole or in part. Parent shall promptly provide the Company with a copy of any New Debt Commitment Letters (and any fee letter in connection therewith, which such fee letter may be redacted as provided in Section 4.16(a)). In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by the New Debt Commitment Letters at the time in question and any New Debt Commitment Letters to the extent then in effect, and (B) any reference in this Agreement to the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing.

(d) Parent shall (i) keep the Company fully informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing, and (ii) provide the Company with copies of all executed definitive agreements related to the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall promptly (A) furnish the Company complete, correct and executed copies of any amendments, restatements, supplements, amendments and restatements, modifications, waivers or replacements to the Debt Commitment Letters, (B) notify the Company of any breach (or threatened breach asserted in writing) or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letters or definitive agreements related to the Debt Financing, (C) notify the Company of the receipt by Parent or Merger Sub of any oral or written notice or communication from any Debt Financing Source with respect to any breach (or threatened breach asserted in writing), default, termination or repudiation by any party to a Debt Financing Commitment Letter or any definitive agreements related to the Debt Financing of any provisions of the Debt Commitment Letters or such definitive agreements, and (D) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letters or any definitive agreements related to the Debt Financing. Parent shall promptly provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence.

(e) Parent and Merger Sub expressly acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligations to consummate the Closing are not subject to, or conditioned on receipt of the Debt Financing or any alternative financing.

Section 6.17 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its Representatives to, provide Parent with all cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise reasonably requested by Parent in connection with the Debt Financing, including;

(i) causing its management team, with appropriate seniority and expertise, including its senior executive officers, to assist in preparation for and to participate in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii) assisting with the timely preparation of customary rating agency presentations, bank information memoranda, road show materials and high-yield offering prospectuses, memoranda or other customary marketing materials required in connection with the Debt Financing;

(iii) assisting Parent in connection with the preparation and registration of (but not executing) any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be requested by Parent or the Financing Sources (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as requested by Parent), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(iv) to the extent required in connection with the Debt Financing, furnishing Parent and the Financing Sources, as promptly as practicable, with (1) audited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least ninety (90) days before the Closing Date, (2) unaudited consolidated balance sheets and related unaudited statements of income and cash flows of the Company and its Subsidiaries, for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least forty-five (45) days before the Closing Date, (3) the financial information regarding the Company and its Subsidiaries necessary for Parent to prepare any pro forma financial statements for historical periods required by Section 7 of Exhibit C of the Debt Commitment Letters (provided that it is understood that the pro forma adjustments and any assumptions underlying the pro forma adjustments to be made are the responsibility of Parent), and (4) such other financial information and other pertinent information customarily required in connection with a confidential information memorandum or bank presentation in respect of the Debt Financing, in each case customarily used for the syndication of the Debt Financing (all such information and documents in this Section 6.17(a)(iv), the “Required Financial Information”). If the Company in good faith reasonably believes that it has provided the Required Financial Information, it may deliver to Parent a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have complied with this Section 6.17(a)(iv) and the Marketing Period shall be deemed to have commenced as of such date unless Parent or the Financing Source in good faith reasonably believe that the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by the Company, deliver a written notice to the Company to that effect, stating in good faith the specific items of Required Financial Information the Company has not delivered, in which case such Required Financial Information shall be deemed to have been delivered and the Marketing Period to have commenced when such specific items have been delivered by the Company;

(v) reasonably facilitating the pledging of collateral on the Closing Date as may be reasonably necessary to permit the consummation of the Debt Financing, delivering notices of prepayment and notices of redemption within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, Lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness of the Company or its Subsidiaries required by the Debt Commitment Letters to be paid;

(vi) so long as requested at least ten days prior to the Closing Date, furnishing Parent or any of its Subsidiaries and the Financing Sources with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations at least three Business Days prior to the Closing Date;

(vii) delivery of customary authorization letters that authorize the distribution of the confidential information memorandum to prospective lenders, which letters shall contain customary representations by the Company with respect to the Company and its Subsidiaries, including (a) a customary “10b-5” representation and (b) a customary representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities; and

(viii) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing.

(b) Notwithstanding the provisions of Section 6.17(a) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent or any of its Subsidiaries, (B) enter into any definitive agreement the effectiveness of which is not conditioned on the Effective Time (other than, for the avoidance of doubt, the customary authorization letters described in Section 6.17(a)(vii)) that is effective prior to the Effective Time, (C) give any indemnities that are effective prior to the Effective Time, (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under Applicable Law or is legally privileged, or (F) take any action that will conflict with or violate its organizational documents or any Applicable Laws or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than any “authorization letters” referred to above) relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Debt Financing) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 6.17 will require (1) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 6.17 or any other provision of this Agreement that could reasonably be expected to result in personal liability to such officer or Representative, or (2) the members of the Company Board as of immediately prior to the Effective Time to approve any financing or Contracts related thereto.

(c) The Company consents to the use of all of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely (i) in a manner that is not intended to, and is not likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company, its Subsidiaries and its or their respective marks, products, services, offerings or intellectual property rights and (ii) in connection with a description of the Company, its businesses and products or the transactions contemplated by this Agreement.

(d) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Financing Sources or prospective financing sources, ratings agencies and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto and (ii) are subject to other confidentiality undertakings customary for financings of the same type as the Debt Financing.

(e) Parent agrees to (i) indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any loss, damages, claim, cost, liability, obligation or expense (including legal fees and expenses) suffered or incurred in connection with providing the cooperation and support contemplated by Section 6.17(a) and any information provided in connection therewith except (A) information furnished in writing by or on behalf of the Company and its Subsidiaries for use therein and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries and (ii) promptly, upon request of the Company, reimburse the Company and its Subsidiaries for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with providing the cooperation and support contemplated by Section 6.17(a). The provisions of this Section 6.17(e) shall survive termination of this Agreement.

Section 6.18 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.19 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.20 Nasdaq Matters.

(a) Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b) Parent and the Company agree to cooperate in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq and terminate its registration under the Exchange Act, in each case, as promptly as practicable after the Effective Time, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.21 Parent Board Representation. Prior to the Effective Time, Parent shall appoint one member of the Company Board to serve as a member of the Parent Board effective as of immediately after the Effective Time to serve until the next annual meeting of Parent’s shareholders in accordance with Parent’s certificate of incorporation and bylaws. As soon as reasonably practicable after the date hereof, Parent and the Company shall cooperate to identify such individual (or any substitute).

Section 6.22 Repatriation of Cash. Parent may periodically request from the Company, and the Company will promptly provide (but not more often than once per calendar month), its good faith estimate of the amount of cash held by the non-U.S. Subsidiaries of the Company. If requested by Parent by one or more written notices to the Company, delivered no earlier than fifteen (15) Business Days prior to, and no later than ten (10) Business Days prior, to the anticipated Closing Date, provided that the parties mutually agree that such date is the anticipated Closing Date (each, a “Repatriation Notice”), the Company and its Subsidiaries will use their respective commercially reasonable efforts to (i) distribute or transfer or cause to be distributed or transferred to the Company before the Closing in the manner reasonably requested by Parent (including pursuant to the repayment of outstanding intercompany obligations) any cash held by the non-U.S. Subsidiaries of the Company designated in the Repatriation Notices to the extent of the applicable amounts set forth in the Repatriation Notices (the “Repatriation Distributions”), and (ii) lend or cause to be loaned to the Company prior to the Closing pursuant to loan documentation reasonably acceptable to Parent and the Company any cash held by the non-U.S. Subsidiaries of the Company designated in the Repatriation Notices to the extent of the applicable amounts set forth in the Repatriation Notices (the “Repatriation Loans”), such that it is intended for the amounts set forth in the Repatriation Notices to be available in the bank accounts of the Company no later than the day immediately preceding the Closing Date. The prior sentence shall not require the non-U.S. Subsidiaries of the Company to distribute, transfer, lend, or cause to distribute, transfer, or be loaned, (i) amounts to the Company which, in the Company’s reasonable determination, would interfere with such non-U.S. Subsidiaries’ operating cash needs arising in the ordinary course of business, or (ii) amounts which would violate Applicable Law. The

Company agrees to treat any Repatriation Loans as debt for U.S. federal income Tax purposes to the fullest extent permitted by applicable Law. If this Agreement is terminated after any such Repatriation Loans have been made, then the Company and its Subsidiaries shall repay or cause to be repaid any such Repatriation Loans as soon as possible following such termination. Subject to the Company’s compliance with its obligations under this Section 6.22, Parent shall promptly (and, in any event, with five (5) Business Days of the Company request therefor) indemnify and reimburse the Company and its Subsidiaries for any Taxes required to be paid, and any losses and reasonable related costs~~,~~ and expenses incurred, by the Company or any of its Subsidiaries with respect to the Repatriation Distributions or the Repatriation Loans (including with respect to the repayment thereof pursuant to the immediately preceding sentence).

Section 6.23 Stockholder Notice. On the Closing Date, Parent and the Company shall make a determination as to whether or not the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, which determination shall be made reasonably and in good faith after consultation with tax counsel, but shall not constitute a representation, warranty, covenant, obligation or guarantee of any kind whatsoever to the Company, its stockholders or any other Person with respect thereto. In making such determination, Parent and the Company shall be entitled to rely on certain customary assumptions and representations reasonably acceptable to Parent and the Company after consultation with tax counsel, including representations set forth in certificates of officers of Parent and the Company, which Parent and the Company shall use commercially reasonable efforts to cause to be promptly provided to each other. As soon as practicable after the Closing, Parent shall inform the stockholders in writing of the determination made pursuant to this Section 6.23.

ARTICLE VII.

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub, Merger Sub LLC and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions:

(a) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b) Antitrust and Other Governmental Approvals. All waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated and all other antitrust, competition or merger control consents or clearances set forth on Section 7.1(b) of the Company Disclosure Letter (the “Specified Jurisdictions”) shall have been obtained (or been deemed to have been obtained by virtue of the expiration or termination of any applicable waiting period).

(c) No Legal Prohibition. No Governmental Entity of competent jurisdiction in any jurisdiction that is material to the business or operations of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the Merger illegal in any such jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any such jurisdiction or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Merger illegal in any such jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any such jurisdiction.

(d) Form S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

(e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 7.2 Additional Conditions to the Obligations of Parent, Merger Sub and Merger Sub LLC to Effect the Merger. The obligations of Parent, Merger Sub and Merger Sub LLC to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions, any of which may be waived (in writing) exclusively by Parent, Merger Sub and Merger Sub LLC:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company set forth in this Agreement (other than the Company Capitalization Representation and the Company Specified Representations) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii) Each of the representations and warranties set forth in Section 3.1 (other than the last sentence) (Organization and Standing), Section 3.3 (Authorization), Section 3.27 (Brokers; Fees and Expenses), Section 3.28 (Opinion of Financial Advisor) and Section 3.29 (State Anti-Takeover Statutes) (collectively, the “Company Specified Representations”) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, and

(iii) the representations and warranties set forth in Section 3.4(a), Section 3.4(b) (the first sentence only) and Section 3.4(c) (the first sentence only) (Capitalization) (the “Company Capitalization Representation”) shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any de minimis inaccuracies;

except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); and provided that, for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of Section 7.2(a)(i), (A) all “Company Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 3.10(c)) and (B) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Covenants and Agreements. The Company shall have performed in all material respects all covenants under this Agreement required to be performed at or prior to the Closing Date.

(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred or exist following the execution and delivery of this Agreement that is continuing.

(d) Closing Certificate. Parent shall have received a certificate signed by the chief executive officer and chief financial officer of the Company certifying as to the satisfaction of the matters set forth in paragraphs (a), (b) and (c) of this Section 7.2.

Section 7.3 Additional Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Parent, Merger Sub and Merger Sub LLC set forth in this Agreement (other than the Parent Specified Representations and the Parent Capitalization Representation) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect;

(ii) Each of the representations and warranties set forth in Section 4.1 (first four sentences only) (Organization and Standing), Section 4.3 (Authorization), Section 4.14 (Brokers; Fees and Expenses) and Section 4.18 (State Takeover Statutes) (collectively, the “Parent Specified Representations”) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, and

(iii) the representations and warranties set forth in Section 4.7(a) (first sentence only), Section 4.7(b) (first and third sentence only) and Section 4.7(c) (first sentence only) (Capitalization) (the “Parent Capitalization Representation”) shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except (A) for any de minimis inaccuracies and (B) that in no event shall Parent have less than 62,286,763 outstanding shares of Parent Common Stock; and

except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); and provided that, for purposes of determining the accuracy of the representations and warranties of Parent, Merger Sub and Merger Sub LLC set forth in this Agreement for purposes of Section 7.3(a)(i), (A) all “Parent Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 4.11(c)) and (B) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Covenants and Agreements. Each of Parent, Merger Sub and Merger Sub LLC shall have performed in all material respects all covenants under this Agreement required to be performed at or prior to the Closing Date.

(c) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred or exist following the execution and delivery of this Agreement that is continuing.

(d) Closing Certificate. The Company shall have received a certificate signed on behalf of Parent, Merger Sub and Merger Sub LLC by a duly authorized officer of each of Parent, Merger Sub and Merger Sub LLC as to the satisfaction of the matters set forth in paragraphs (a), (b) and (c) of this Section 7.3.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval (except as provided below), provided that the party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party or parties hereto, only as follows:

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, if the Company Shareholders’ Meeting shall have been held and the Requisite Shareholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(c) by either Parent or the Company if any Governmental Entity of competent jurisdiction, and which jurisdiction is material to the business or operations of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated hereby (including the Merger) any Applicable Law that is in effect and has the effect of permanently making the consummation of the Merger illegal in any such jurisdiction or which has the effect of permanently prohibiting or otherwise permanently preventing the consummation of the Merger in any such jurisdiction or (ii) issued or granted any Order that is in effect and has the effect of permanently making the Merger illegal in any such jurisdiction or which has the effect of permanently prohibiting or otherwise permanently preventing the consummation of the Merger and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in such Order (or such Order becoming final and nonappealable); or

(d) by either Parent or the Company, if the Effective Time shall not have occurred on or before 5:00 p.m. Pacific Time on December 11, 2018 (the “Termination Date”); provided, however, that if on the Termination Date all of the conditions to the Closing set forth in Article VII other than (i) those conditions that by their terms are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time, and (ii) any or all of the conditions set forth in Section 7.1(b) or Section 7.1(c) (but solely to the extent the matter giving rise to the failure of such condition is related to Antitrust Laws), have been satisfied or waived, then the Termination Date will automatically be extended to March 11, 2019 (the “Antitrust Termination Date”); and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or before the Termination Date or the Antitrust Termination Date, as applicable; or

(e) by the Company:

(i) in the event of a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub or Merger Sub LLC set forth in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach; provided, however, that notwithstanding the foregoing, (x) in the event that such breach by Parent, Merger Sub or Merger Sub LLC are curable by Parent, Merger Sub or Merger Sub LLC through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e)(i) until forty-five (45) calendar days after delivery of written notice from the Company to Parent of such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e)(i) if such breach by Parent, Merger Sub or Merger Sub LLC is cured within such forty-five (45) calendar day period) and (y) the right of termination under this Section 8.1(e)(i) shall not be available if the Company is then in material breach of any representation, warranty or covenant under this Agreement; or

(ii) prior to obtaining the Requisite Shareholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal after a Company Board Recommendation Change, provided that (A) the Company has complied in all material respects with the terms of Section 6.2(c)(i), (B) concurrently with the termination of this Agreement, the Company enters into a definitive agreement to effect such Superior Proposal and (C) concurrently with the termination of this Agreement, the Company pays to Parent the Termination Fee Amount payable pursuant to and in accordance with Section 8.3(b)(ii).

(f) by Parent:

(i) in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement or such that such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach; provided, however, that notwithstanding the foregoing, (x) in the event that such breach by the Company are curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f)(i) until forty-five (45) calendar days after delivery of written notice from Parent to the Company of such breach, as applicable (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f)(i) if such breach by the Company is cured within such forty-five (45) calendar day period) and (y) the right of termination under this Section 8.1(f)(i) shall not be available if the Company is then in material breach of any representation, warranty or covenant under this Agreement; or

(ii) in the event that a Triggering Event shall have occurred prior to receipt of the Requisite Shareholder Approval. For all purposes of and under this Agreement, a “Triggering Event” shall be deemed to have occurred if, prior to the Effective Time, any of the following shall have occurred: (A) the Company shall have willfully breached the provisions of Section 6.1(a), Section 6.1(b) or Section 6.2(c) (or be deemed, pursuant to the terms thereof, to have breached, provided that such breach is willful) in any material respect (without regard to whether such breach results in an Acquisition Proposal); (B) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change; or (C) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus.

Section 8.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement pursuant to Section 8.1 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without Liability of any party or parties hereto, as applicable (or any shareholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 6.9, Section 6.10, Section 6.22, this Section 8.2, and Section 8.3 and Article IX, each of which shall survive the termination of this Agreement and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from Liability for any willful and material breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement (as amended pursuant to Section 6.9), all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 8.3 Fees and Expenses.

(a) General. Except as set forth in Section 8.3(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated. Expenses incurred in connection with the preparation, printing and mailing of the Proxy Statement/Prospectus and the Form S-4 any other filings with the SEC and filing fees, if any, related thereto or under the HSR Act or any comparable pre-merger notification filings, forms and submissions with any foreign Governmental Entity that may be required by the Antitrust Laws of any applicable foreign jurisdiction shall be paid by Parent.

(b) Company Payments.

(i) In the event that this Agreement is terminated pursuant to Section 8.1(f)(ii), within two (2) Business Days after demand by Parent, the Company shall pay to Parent a fee equal to $63,000,000 (the “Company Termination Fee Amount”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii) In the event that this Agreement is terminated pursuant to Section 8.1(e)(ii), prior to and as a condition to the effectiveness of such termination, the Company shall pay to Parent a fee equal to the Company Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) The Company shall pay to Parent a fee equal to the Company Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within three (3) Business Days after demand by Parent, in the event that (A) (1) this Agreement is terminated pursuant to Section 8.1(b), (2) this Agreement is terminated pursuant to Section 8.1(d) or (3) this Agreement is terminated pursuant to Section 8.1(f)(i) solely due to a willful and material breach of the covenants and agreements by the Company in this Agreement, (B) following the execution and delivery of this Agreement and prior to the Company Shareholders’ Meeting (in the case of any termination referred to in clause (A)(1) above) or prior to the termination of his Agreement (in the case of any termination referred to in clause (A)(2) above) or prior to the breach or inaccuracy that forms the basis for the termination of this Agreement (in the case of any termination referred to in clause (A)(3) above), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, and not publicly withdrawn, or (in the case of any termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(f)(i) only) shall have been communicated to the Company and not withdrawn, and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or the Company enters into a definitive agreement providing for an Acquisition Transaction and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12 month period, and whether or not the Acquisition Transaction referenced in the preceding clause (B)). For purposes of this Section 8.3(b)(iii), all references to “15%” and “85%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(c) Parent Payments. Parent shall pay to the Company a fee equal to $80,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, if this Agreement is terminated as follows:

(i) by Parent or the Company pursuant to Section 8.1(c), if the Applicable Law is an Antitrust Law or the Order is pursuant to Antitrust Laws, such payment to be made concurrently with such termination, in the case of a termination by Parent, or within two Business Days following such termination, in the case of a termination by the Company; or

(ii) by Parent or the Company pursuant to Section 8.1(d), if, as of the time of such termination, the only conditions to Closing set forth in Article VII that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date the notice of termination is delivered) are those set forth in Section 7.1(b) or Section 7.1(c) (solely due to an Order arising under, or an Applicable Law that is, an Antitrust Law), such payment to be made concurrently with such termination, in the case of a termination by Parent, or within two Business Days following such termination, in the case of a termination by the Company.

(d) Enforcement. Each of the Company and Parent acknowledges and hereby agrees that the provisions of Section 8.3(b) and Section 8.3(c), respectively, are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the other party would not have entered into this Agreement. Accordingly, if either the Company or Parent shall fail to pay in a timely manner the amounts due pursuant to Section 8.3(b) or Section 8.3(c), respectively, and, in order to obtain such payment, Parent or the Company, respectively, makes a claim that results in a judgment against the Company or Parent, respectively, for payment of the Company Termination Fee Amount or the Parent Termination Fee Amount, respectively, then the Company or Parent, respectively, shall pay to the other party its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 8.3(b) or Section 8.3(c), respectively, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

(e) Limitation of Company Liability. Anything to the contrary in this Agreement notwithstanding, if the Company Termination Fee Amount shall become due and payable in accordance with Section 8.3(b), from and after such termination and payment of the Company Termination Fee Amount in full pursuant to and in accordance with Section 8.3(b), the Company and its Affiliates and Representatives shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby. In no event shall Parent be entitled to more than one payment of the Company Termination Fee Amount in connection with a termination of this Agreement pursuant to which such Company Termination Fee Amount is payable. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance in accordance with Section 9.9 and the payment of the Termination Fee Amount under this Section 8.3, under no circumstances, shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance and the Company Termination Fee (if entitled under this Section 8.3).

(f) Limitation of Parent Liability. Anything to the contrary in this Agreement notwithstanding, if the Parent Termination Fee Amount shall become due and payable in accordance with Section 8.3(c), from and after such termination and payment of the Parent Termination Fee Amount in full pursuant to and in accordance with Section 8.3(c), Parent and its Affiliates and Representatives shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, other than Section 6.22. In no event shall the Company be entitled to more than one payment of the Parent Termination Fee Amount in connection with a termination of this Agreement pursuant to which such Parent Termination Fee Amount is payable. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 9.9 and the payment of the Parent Termination Fee Amount under this Section 8.3, under no circumstances, shall the Company be permitted or entitled to receive both a grant of specific performance and the Parent Termination Fee (if entitled under this Section 8.3).

Section 8.4 Amendment. Subject to Applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub, Merger Sub LLC and the Company; provided, however, that in the event that this Agreement has been approved by shareholders of the Company in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such shareholders of the Company without such approval. Notwithstanding anything to the contrary contained herein, Section 9.5, Section 9.6, Section 9.10, Section 9.11, Section 9.12 and this Section 8.4 (and any provision (including any defined term therein) of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to a Financing Source without the prior written consent of such Financing Source.

Section 8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent, Merger Sub and Merger Sub LLC contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) or e-mail transmission to the parties at the following addresses or fax numbers (or at such other address or fax numbers for a party as shall be specified by like notice):

(a)	if to Parent, Merger Sub or Merger Sub LLC, to:

Lumentum Holdings Inc.

400 North McCarthy Boulevard

Milpitas, CA 95035

Attention: Judy Hamel

E-mail: lumentumlegal@lumentum.com

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii and Derek Liu

Fax No.: (415) 947-2099

E-mail: rishii@wsgr.com; dliu@wsgr.com

(b)	if to the Company, to:

Oclaro, Inc.

225 Charcot Avenue

San Jose, CA 95131

Attention: David L. Teichmann

Fax No.: (408) 904-4913

E-mail: oclaro-legal@oclaro.com

with copies (which shall not constitute notice) to:

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Attention: Daniel R. Mitz and Kevin B. Espinola

Fax No.: (650) 739-3900

Email: drmitz@jonesday.com; kbespinola@jonesday.com

Section 9.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure

Letter, the Parent Disclosure Letter and the Exhibits and Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties and their Affiliates with respect to the subject matter hereof; provided, however, the Confidentiality Agreement (as amended pursuant to Section 6.9) shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.

Section 9.5 Financing Source Liability. No Financing Source shall have any liability for any obligations or Liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Notwithstanding any provision of this Agreement, in no event shall the Company or any of its shareholders, partners, members, Affiliates, directors, officers, employees, controlling persons and other Representatives (each, a “Company Related Party”), and the Company agrees not to and to cause its Company Related Parties not to, (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (ii) seek to enforce the commitment against, make any claims for breach of the Debt Financing Commitment against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Debt Financing Commitment or the obligations of the Financing Sources thereunder. Nothing in this Section 9.5 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letters to each other or in connection therewith.

Section 9.6 Third Party Beneficiaries. Except (a) as set forth in or contemplated by the provisions of Section 6.13, (b) from and after the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with Article II, (c) the rights of the holders of Company Compensatory Awards to receive such amounts as provided for in Section 6.11, and (iii) the Financing Sources, solely with respect to Section 8.4, Section 9.5, Section 9.10, Section 9.11, Section 9.12 and this Section 9.6, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

Section 9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.8 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek equitable relief without the requirement of posting a bond or other security, including to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Notwithstanding the foregoing, without limiting anything set forth in Section 9.5, each party hereto agrees that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York (except as expressly specified in the Debt Commitment Letter, the commitment relating to any alternative financing or in any definitive document related to such financing).

Section 9.11 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby (including the Merger), or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby (including the Merger) shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby (including the Merger) in any court other than the aforesaid courts. Notwithstanding the foregoing or anything herein to the contrary, without limiting anything set forth in Section 9.5, each of the parties hereto agrees (a) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (b) not to bring or permit any of its affiliates or representatives to bring or support anyone else in bringing any such action in any other court, (c) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (d) that the laws described in the last sentence of Section 9.10 shall govern any such action and (e) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court. Each of Parent, Merger Sub, Merger Sub LLC and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCES ARISING OUT OF THIS AGREEMENT OR THE DEBT COMMITMENT LETTER.

Section 9.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

LUMENTUM HOLDINGS INC.

By:	/s/ Alan Lowe
Name: Alan Lowe
Title: President and Chief Executive Officer

PROTA MERGER SUB, INC.

By:	/s/ Judy Hamel
Name: Judy Hamel
Title: Secretary

PROTA MERGER, LLC

By:	/s/ Judy Hamel
Name: Judy Hamel
Title: Manager

OCLARO, INC.

By:	/s/ Greg Dougherty
Name: Greg Dougherty
Title: Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]